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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934




                            KEY FLORIDA BANCORP, INC.
                 (Name of Small Business Issuer in Its Charter)



        Florida                                                  65-0105205
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                               Identification No.)



6016 26th Street West, Suite 1, Bradenton, Florida                  34207
             (Address of Principal Executive Offices)             (Zip Code)


                                 (941) 751-4460
                           (Issuer's Telephone Number)



         Securities to be registered under Section 12(b) of the Act:  None


         Securities to be registered under Section 12(g) of the Act:


                     Common Stock, par value $.01 per share
                                (Title of Class)




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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL


         Key Florida Bancorp, Inc. ("Bancorp") was incorporated under the laws of the State of Florida on July 26, 1988. Bancorp is a registered bank company and owns all of the voting shares of Liberty National Bank ("LNB"). Bancorp has no significant operations other than owning the stock of LNB. LNB, which is a national banking association, is the only source of revenue for Bancorp.

         On July 30, 1996, Bancorp closed the merger of Key Florida Bank, F.S.B. ("KFB"), which was a wholly-owned subsidiary of Bancorp at the time of the merger, with and into LNB. In the merger, the outstanding shares of LNB common stock were converted into an aggregate of 2,739,847 shares of Bancorp common stock, par value $.01 per share ("Bancorp Common Stock").

         LNB provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by LNB include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers' checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail. In addition, LNB makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. LNB provides automated teller machine (ATM) cards, as a part of the HONOR ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the foregoing services, the offices of LNB provide customers with extended banking hours. LNB does not have trust powers and, accordingly, no trust services are provided.

         The revenues of LNB are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for LNB's lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the Federal Home Loan Bank of Atlanta. The principal expenses of LNB are the interest paid on deposits, and operating and general administrative expenses.

         As is the case with banking institutions generally, LNB's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Office of the Comptroller of the Currency ("OCC"). Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. LNB faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans. See "Competition."

         As of September 30, 1996, Bancorp had total consolidated assets of $198 million, total consolidated deposits of $183.9 million, and total consolidated shareholders' equity of $12.9 million. The principal executive offices of Bancorp are located at 6016 26th Street West, Suite 1, Bradenton, Florida 34207. The telephone number at such office is (941) 751-4460.






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LENDING ACTIVITIES

         LNB offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in LNB's market area. LNB's total loans at September 30, 1996 were $147 million, or 74% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. LNB has no foreign loans or loans for highly leveraged transactions.

         LNB's primary market area consists of Manatee County, and portions of Sarasota County, Florida. This area is located approximately 40 miles south of Tampa. The principal economic activities of the area include tourism, retail trade, manufacturing, and services. There is no assurance that this area will experience economic growth. Adverse conditions in any one or more of the industries operating in Manatee or Sarasota County or a slow-down in general economic conditions could have an adverse effect on Bancorp (and LNB).

         LNB's loans are concentrated in three major areas: commercial loans, real estate loans, and consumer loans. Approximately 13% of LNB's loan portfolio at September 30, 1996 consisted of commercial loans. A majority of LNB's loans are made on a secured basis. As of September 30, 1996, approximately 83% of the loan portfolio consisted of loans secured by mortgages on real estate.

         LNB's commercial loans include loans to individuals and small-to-medium sized businesses located primarily in Manatee and Sarasota Counties for working capital, equipment purchases, and various other business purposes. A majority of LNB's commercial loans are secured by equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

         LNB's real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed or variable interest rates. LNB generally does not make fixed-rate commercial real estate loans for terms exceeding five years. Loans in excess of three years are generally adjustable. LNB's residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable and fixed interest rates.

         LNB's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

         For additional information regarding LNB's loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition."

         Loan originations are derived from a number of sources. Loan originations are derived from a number of sources, including direct solicitation by LNB's loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.



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         Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility. LNB attempts to minimize loan losses through various means. In particular, on larger credits, LNB generally relies on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, LNB attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.


DEPOSIT ACTIVITIES

         Deposits are the major source of LNB's funds for lending and other investment activities. LNB considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised approximately 33% of LNB's total deposits at September 30, 1996. Approximately 67% of LNB's deposits at September 30, 1996 were certificates of deposit. Generally, LNB attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 10% of LNB's total deposits at September 30, 1996. The majority of the deposits of LNB are generated from Manatee County. LNB does not accept brokered deposits. For additional information regarding LNB's deposit accounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition."


INVESTMENTS

         LNB invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations, FHLMC and FNMA mortgage-backed securities, state, county and municipal obligations, certificates of deposit, collateralized mortgage obligations ("CMO's"), and federal funds sold. LNB's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. For additional information relating to Bancorp's investments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Investment Securities" and Note 5 to the Notes to Bancorp's Consolidated Financial Statements.


SUPERVISION AND REGULATION

         Bank Holding Company Regulation. Bancorp is a one-bank holding company, registered with the Federal Reserve under the Bank Holding Company Act of 1956 ("BHC Act"). As such, Bancorp is subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. Bancorp is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the total voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen


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competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

         The BHC Act generally prohibits Bancorp from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Banks are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank's record in meeting the credit needs of the community served by that bank, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

         Bank Regulation. LNB is chartered under the laws of the United States and its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the extent provided by law. LNB is subject to comprehensive regulation, examination and supervision by the OCC and to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. LNB is examined periodically by the OCC to whom it submits periodic reports regarding its financial condition and other matters. The OCC has a broad range of powers to enforce regulations under its jurisdiction, and to take discretionary actions determined to be for the protection of the safety and soundness of national banks, including the institution of cease and desist orders and the removal of directors and officers. The OCC also has the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

         Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other


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securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

         In 1989, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA contains major regulatory reforms, stronger capital standards for savings and loan associations and stronger civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

         In 1991, the FDIC Improvement Act of 1991 ("FDICIA") was enacted. FDICIA made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and also implements other regulatory improvements. Annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. FDICIA also recodified current law restricting extensions of credit to insiders under the Federal Reserve Act.

         Dividends. Dividends from LNB constitute the primary source of funds for dividends to be paid by Bancorp. There are various statutory and contractual limitations on the ability of LNB to pay dividends, extend credit, or otherwise supply funds to Bancorp. The Federal Reserve and the OCC also have the general authority to limit the dividends paid by bank holding companies and national banks, respectively, if such payment may be deemed to constitute an unsafe and unsound practice. The declaration and payment of dividends by a national bank are subject to the national banking laws and the rules and regulations of the OCC governing the manner and amount of dividends which may be paid to shareholders and the methods, if any, by which permanent capital reserves may be retired or reduced. Under the national banking laws, a national bank may not pay dividends from its capital; all dividends must be paid out of net profits, after deducting for expenses. A national bank also is precluded from declaring a dividend until its surplus equals its stated capital, unless there has been transferred to surplus no less than 1/10th of the bank's net profits for the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, plus any required transfers to surplus. Florida law applicable to companies (including Bancorp) provides that dividends may be declared and paid only if, after giving it effect, (i) the company is able to pay its debts as they become due in the usual course of business, and (ii) the company's total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

         Effect of Governmental Policies. The earnings and business of Bancorp and LNB are effected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credits, and deposits, and the interest rates paid on liabilities and received on assets.

         Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository


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institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

         Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of LNB will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

         Bank Branching. Banks in Florida are permitted to branch state wide. Such branch banking by national banks, however, is subject to prior approval by the OCC. Any such approval would take into consideration several factors, including the bank's level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant by the OCC for purposes of determining whether approval should be granted to open a branch office.

         Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of Bancorp may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Federal law also imposes restrictions on acquisitions of stock in a bank holding company and a state bank. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company and the OCC before acquiring control of any national bank (such as LNB). Upon receipt of such notice, the Federal Reserve and the OCC, as the case may be, may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company's or bank's voting stock, or if one or more other control factors set forth in the Act are present.

         Insurance of Deposits. LNB's deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operations of its insured banks. Any insured bank which is not operated in accordance with or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer, or employee of such bank engaging in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

         Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common stockholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets. At September 30, 1996,


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(i) Bancorp's Tier 1 and total risk-based capital ratios were 8.86% and 10.2%, respectively, and (ii) LNB's Tier 1 and total risk-based capital ratios were 9.21% and 10.23%, respectively.

         FDICIA contains "prompt corrective action" provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require (subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "significantly undercapitalized" or "critically undercapitalized".

         The FDIC has issued regulations to implement the "prompt corrective action" provisions of FDICIA. In general, the regulations define the five capital categories as follows: (i) an institution is "well capitalized" if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures; (ii) an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater; (iii) an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%;
(iv) an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and (v) an institution is "critically undercapitalized" if its "tangible equity" is equal to or less than 2% of its total assets. The FDIC also, after an opportunity for a hearing, has authority to downgrade an institution from "well capitalized" to "adequately capitalized" or to subject an "adequately capitalized" or "under-capitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. As of September 30, 1996, LNB had a total risk-based capital ratio of 10.23%, a Tier 1 risk-based capital ratio of 9.21%, and a leverage ratio of 6.69%.

         Additionally, FDICIA requires, among other things, that (i) only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and (ii) the appropriate federal banking agency annually examine all insured depository institutions, with some exceptions for small, "well capitalized" institutions and state-chartered institutions examined by state regulators. FDICIA also contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.

         Interstate Banking. The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state is permissible subject to certain limitations. Florida also has a law that allows out-of-state bank holding companies (located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state) to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Florida bank to have been in existence for at least three years. Interstate branching and consolidation of existing bank subsidiaries in different states will be permissible beginning June 1, 1997. Out-of-state banks that do not operate a branch in Florida are prohibited from establishing a de novo branch in Florida. Beginning June 1, 1997, a Florida bank may establish, maintain, and operate one or more branches in a state other than Florida pursuant to an interstate merger transaction in which the Florida bank is the resulting bank. An interstate merger transaction resulting in the acquisition by an out-of-state bank of a Florida bank is not permitted unless the Florida bank has been in existence and continuously operating, on the day of the acquisition, for more than three years.


INDUSTRY RESTRUCTURING

         For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking


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competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

         Members of Congress and the administration have indicated their intention to consider additional legislation designed to institute reforms to promote the viability of the industry. Certain of the proposals would revise the federal regulatory structure for insured depository institutions; others would affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such proposed legislation might be enacted, or what impact such legislation might have upon Bancorp.


COMPETITION

         Bancorp encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, LNB competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that LNB does not currently provide. In addition, many of LNB's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

         To compete, LNB relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches while smaller, independent financial institutions tend to compete primarily by rate and personal service.


EMPLOYEES

         As of September 30, 1996, Bancorp and LNB employed 81 full-time employees and six part-time employees. The employees are not represented by a collective bargaining unit. Bancorp and LNB consider relations with employees to be good.


STATISTICAL PROFILE AND OTHER FINANCIAL DATA

         For additional statistical, financial and other information regarding Bancorp and LNB, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

INTRODUCTION

         The following section sets forth the Management's Discussion and Analysis of Bancorp for the fiscal years ended September 30, 1995 and 1994. Such financial information includes the accounts of KFB. Also set forth in


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this Section is the Management's Discussion and Analysis of LNB for the years ended December 31, 1995 and 1994. Finally, this Section includes the Management's Discussion and Analysis of Bancorp for the nine months ended September 30, 1996. As a result of the merger of KFB with and into LNB on July 30, 1996, the operating results of LNB have been included in Bancorp's results of operations for the nine months ended September 30, 1996. Because the merger resulted in a change of control of Bancorp to the LNB shareholders, the comparative financial statements presented for the preceding fiscal period ended September 30, 1995 are those of LNB.



                                     BANCORP
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 FISCAL YEARS ENDED SEPTEMBER 30, 1995 AND 1994


GENERAL

         Bancorp's principal asset is its ownership of all of the outstanding shares of LNB. Accordingly, Bancorp's results of operations are primarily dependent upon the results of operations of LNB. LNB conducts commercial business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). LNB's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon LNB's interest-rate spread which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand. Additionally, and to a lesser extent, LNB's profitability is affected by such factors as the level of noninterest income and expenses, the provision for credit losses, and the effective tax rate. Noninterest income consists primarily of service fees on deposit accounts and income from the sale of loans and investment securities. Noninterest expense consists of compensation and employee benefits, occupancy and equipment expenses, deposit insurance premiums paid to the FDIC, and other operating expenses.

         All loans classified for regulatory purposes as loss, doubtful, substandard, or special mention have been disclosed in the section "Classification of Assets." Bancorp management is not aware of any trends or uncertainties which will materially impact future operating results, liquidity, or capital resources. Bancorp management also is not aware of any material credits for which there is serious doubt as to the ability of borrowers to comply with the loan repayment terms. Further, Bancorp management is not aware of any current recommendations by regulatory authorities which would have any effect on liquidity, capital resources or results of operation.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist in an understanding of the financial condition of Bancorp at, and results of operations of Bancorp for, the nine months ended September 30, 1996 and 1995 and for the years ended, September 30, 1995 and 1994. This discussion should be read in conjunction with the consolidated financial statements and related footnotes of Bancorp presented elsewhere herein.

LIQUIDITY

      Bancorp. Bancorp is a legal business entity separate and distinct from LNB. Bancorp's principal source of cash flow includes dividends or management fees from LNB. However, there are various statutory limitations on the ability of LNB to pay dividends, extend credit, or otherwise supply funds to Bancorp. The OCC also has the general authority to limit the dividends paid by national banks. Bancorp has not paid any cash dividends to its shareholders since February 1991.

      LNB. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, LNB's cash flows are generated from interest and fee income, as well as from loan repayments and the maturity of investment securities held-to-maturity. In addition to cash and due from banks, LNB considers all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, and the asset/liability mix within the balance sheet, as well as LNB's reputation in the community. At September 30, 1996, LNB had commitments to originate loans totaling $17.7 million. In addition, scheduled maturities of certificates of deposit during 1996 totaled $88.3 million. Management believes that LNB has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded within 12 months and, if so desired, that LNB can adjust the rates and terms on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment. As of December 31, 1995 and September 30, 1995, LNB had liquidity ratios of 17% and 18%, respectively.


CAPITAL RESOURCES

      The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At September 30, 1996, LNB met the capital ratios of a "well capitalized" financial institution with a total risk-based capital ratio of 10.23%, a Tier 1 risk-based capital ratio of 9.21%, and a Tier 1 leverage ratio of 6.69%. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

      In accordance with risk capital guidelines issued by the OCC, LNB is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio of Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system. The required leverage-capital ratio for LNB at September 30, 1996 was 4%. The following table summarizes the regulatory capital levels and ratios for LNB:

                                                                          ACTUAL             REGULATORY
                                                                          RATIOS             REQUIREMENT
                                                                          ------             -----------
At September 30, 1996:
Total capital to risk-weighted assets                                      10.23%                8.00%
Tier I capital to risk-weighted assets                                      9.21%                4.00%
Tier I capital to total assets - leverage ratio                             6.69%                4.00%

At December 31, 1995:
Total capital to risk-weighted assets                                      12.03%                8.00%
Tier I capital to risk-weighted assets                                     10.98%                4.00%
Tier I capital to total assets - leverage ratio                             7.98%                4.00%


RESULTS OF OPERATIONS

      Net interest income, which constitutes the principal source of income for Bancorp, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The principal interest-earning assets are investment and mortgage-backed securities and loans made to businesses and individuals. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), retail savings deposits and money market accounts. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

      Net interest income was $2 million for Bancorp for the year ended September 30, 1995 compared with $2.3 million for the year ended September 30, 1994.

      The following table shows selected ratios for the periods ended or at the dates indicated:

                                                   FOR THE
                                                 YEARS ENDED
                                                SEPTEMBER 30,
                                             -------------------
                                             1995           1994
                                             ----           ----

Average equity as a percentage                4.58%        4.62%
      of average assets
Equity to total assets at end                 5.10%        4.51%
      of period
Return on average assets(1)                   0.03%        0.14%
Return on average equity(1)                   0.73%        2.94%
Noninterest expense to                        2.49%        3.01%
      average assets
Interest-rate spread                          2.24%        2.75%

(1)  Annualized


The rates and yields at the dates indicated were as follows:

                                           WEIGHTED AVERAGE YIELD OR RATE AT
                                          ------------------------------------
                                                      SEPTEMBER 30,
                                          ------------------------------------
                                             1995                     1994
                                             ----                     ----

Loans                                        7.87%                   7.83%
Investment securities                        6.38%                   5.58%
Other interest-earning assets                0.00%                   4.29%
All interest-earning assets                  7.67%                   7.46%

Savings deposits                             3.57%                   3.08%
Demand money market and
      and NOW deposits                       2.78%                   2.07%
Certificates of deposit                      5.83%                   5.16%
Other interest-bearing liabilities           6.63%                   5.00%
All interest-bearing liabilities             5.43%                   4.71%

Interest-rate spread                         2.24%                   2.75%

      The following table sets forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Bancorp from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) net interest margin. Average balances were based on average daily balances.

                                                                   YEARS ENDED SEPTEMBER 30,
                                            ---------------------------------------------------------------------
                                                            1995                              1994
                                            ----------------------------------  ---------------------------------
                                                        INTEREST      AVERAGE                INTEREST     AVERAGE
                                            AVERAGE       AND          YIELD/    AVERAGE       AND         YIELD/
(Dollars in thousands)                      BALANCE    DIVIDENDS       RATE      BALANCE    DIVIDENDS      RATE
                                            -------    ---------      ------     -------    ---------     -----
Interest-earning assets:
    Loans(1)                             $    73,187   $   5,763       7.87%    $  67,233   $   5,265       7.83%
    Investment and mortgage
        backed securities                     11,614         741       6.38%       13,111         731       5.58%
    Other interest-earning assets(2)             -0-         -0-                       70           3       4.29%
                                            --------      ------       ----       -------      ------       ----
        Total interest-earning assets    $    84,801   $   6,504       7.67%    $  80,414   $   5,999       7.46%

    Noninterest-earning assets                 5,154                                4,062
                                              ------                               ------

           Total assets                  $    89,955                            $  84,476
                                              ======                               ======

Interest-bearing liabilities:
    Demand, money market and
        NOW deposits                     $    11,379   $     316       2.78%    $   9,339   $     193       2.07%
    Savings                                    2,408          86       3.57%        1,886          58       3.08%
    Certificates of deposit                   60,349       3,516       5.83%       54,155       2,795       5.16%
    Other Borrowings                           8,700         576       6.63%       12,991         649       5.00%
                                              ------       -----       -----       ------       -----       ----
        Total interest-bearing
        liabilities                      $    82,836   $   4,494       5.43%       78,371   $   3,695       4.71%
                                                           -----       ----                     -----       ----

    Noninterest-bearing liabilities            2,999                                2,198

    Stockholders' equity                       4,120                                3,907
                                               -----                                -----

           Total Liabilities and
             Stockholders' equity        $    89,955                            $  84,476
                                              ======                               ======

Net interest/dividend income                           $   2,010                            $   2,304
                                                           =====                              =======

Interest-rate spread(3)                                                2.24%                                2.75%
                                                                       ====                                 ====

Net interest margin(4)                                                 2.37%                                2.87%
                                                                       ====                                 ====

Ratio of average interest-earning
    assets to average interest-
    bearing liabilities                  1.02%                                      1.03%
                                         =====                                      =====

------------------------------

(1) Includes nonaccrual loans.
(2) Includes interest-bearing deposits due from other banks and federal funds sold.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

      The following table sets forth certain information regarding changes in interest income and interest expense of Bancorp for the periods indicated. The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the two absolute variances.


                                                                                 FOR THE YEARS ENDED,
                                                                                     SEPTEMBER 30,
                                                                                     1995 VS 1994
                                                                             INCREASE (DECREASE) DUE TO
                                                                        ------------------------------------
                                                                        RATE           VOLUME          TOTAL
                                                                        ----           ------          -----
                                                                                 (Dollars in thousands)
Interest-earning assets:
    Loans                                                             $  30.5           $467.5       $ 498.0
    Investment and mortgage-backed securities                            99.5            (89.5)         10.0
    Other interest-earning assets                                        (1.5)            (1.5)         (3.0)
                                                                      -------           ------       -------

       Total                                                            128.5            376.5         505.0

Interest-bearing liabilities:
    Demand, money market and NOW deposits                                72.6             49.4         122.0
    Savings                                                              10.7             17.3          28.0
    Certificate of deposit                                              380.7            340.3         721.0
    Other borrowings                                                    177.5           (249.5)        (72.0)
                                                                      -------           ------       -------

       Total                                                            641.5            157.5         799.0
                                                                      -------           ------       -------

Net change in net interest income                                     $(513.0)          $219.0       $(294.0)
                                                                      =======           ======       =======


COMPARISON OF YEARS ENDED SEPTEMBER 30, 1995 AND 1994.

General

         Bancorp net earnings for the year ended September 30, 1995 were $30,000, or $.03 per share, compared to net earnings of $115,000 or $.16 per share, for the year ended September 30, 1994. The decrease in net earnings was primarily due to a decrease in net interest income, which was caused by a decrease in the interest rate spread. The increase in interest income and interest expense was largely caused by an increase in interest rates.

Interest Income and Expense

         Interest income increased by $505,000 from $6 million for the year ended September 30, 1994 to $6.5 million for the year ended September 30, 1995. Interest income on loans increased $498,000 due to an increase in the average loan portfolio balance from $67.2 million for the year ended September 30, 1994 to $73.2 million for the comparable 1995 period, and an increase in the weighted average yield of 4 basis points. The increase in weighted average yield was the result of increases in market interest rates, rather than a material change in the loan composition. Interest on investment and mortgage-backed securities increased $10,000 due to an increase in the average yield earned to 6.38% in 1995 from 5.58% in 1994 partially offset by a decrease in the average investment and mortgage-backed securities portfolio from $13 million in 1994 to $11.6 million in 1995.

         Interest expense increased to $4.5 million for the year ended September 30, 1995 from $3.7 million for the year ended September 30, 1994. Interest expense on deposit accounts increased because of an increase in the average rate paid on deposits from 4.71% for the year ended September 30, 1994 to 5.43% for the year ended September 30, 1995, and a $4.5 million increase in the average balance during the 1995 period. The increase in rates paid on deposits was caused by rising interest rates since there was no material change in the deposit mix.

Provision for Credit Losses

         The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Bancorp, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Bancorp's market area, and other factors related to the collectibility of Bancorp's loan portfolio. The increase in the provision from $45,000 for the year ended September 30, 1994 to $102,000 for the year ended September 30, 1995 was primarily due to the increase in average loans outstanding for the same periods, from approximately $67.2 million in 1994 to $73.2 million in 1995, and taking into account Bancorp's level of nonperforming loans and total loans.


Other Income

         Total other income decreased $217,000 for the year ended September 30, 1995 compared to 1994, principally due to a decrease in mortgage originations and a decrease in gains on sale of loan servicing rights.


Other Expense

         Total other expense decreased $303,000 to $2.2 million for the year ended September 30, 1995 from $2.5 million for the year ended September 30, 1994, primarily due to a decrease in employee compensation and benefits of $129,000, professional fees of $111,000 and other operating expenses of $63,000.


ASSET/LIABILITY MANAGEMENT

         A principal objective of Bancorp's asset/liability management strategy is to minimize its exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of an Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

         Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk which are determined by the ALCO Committee. The ALCO Committee uses computer models prepared by a third party to measure the Bank's interest rate sensitivity. From these reports, the ALCO Committee can estimate the net income effect of various interest rate scenarios.

         As a part of Bancorp's interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest rate sensitive" and monitors the bank's interest rate sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate sensitivity gap is the difference between interest earning assets and interest bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of each bank's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

         The ALCO Committee's policy is to maintain a cumulative one-year gap which falls in the range of (5%) to 10% of total assets. Management attempts to conform to this policy by managing the maturity distribution of its investment portfolio and emphasizing originations and purchases of adjustable rate loans, and by managing the product mix and maturity of its deposit accounts.

         A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment (on loans) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

         Management's strategy is to maintain a balanced interest rate risk position to protect its net interest margin from market fluctuations. To this end, the ALCO Committee reviews, on a quarterly basis, the maturity and repricing of assets and liabilities.


FINANCIAL CONDITION

Lending Activities

         A significant source of income for Bancorp is the interest earned on loans. At September 30, 1995, Bancorp's total assets were $89 million and its net loans were $72 million or 81% of total assets. At September 30, 1994, Bancorp's total assets were $87.7 million and its net loans were $71 million or 81% of total assets.

      The following table sets forth information concerning Bancorp's loan portfolio by type of loan at the dates indicated:

                                                           AT SEPTEMBER 30,
                                            ----------------------------------------------
                                                      1995                   1994
                                            -----------------------  ---------------------
                                                            % OF                    % OF
                                            AMOUNT          TOTAL      AMOUNT       TOTAL
                                            ------          -----      ------       -----
                                                         (Dollars in thousands)

Commercial Loans                          $  2,769             4%       $ 2,148        3%
Commercial Real Estate Loans                11,419            16%        12,329       17%
Residential Mortgage Loans                  56,456            78%        55,308       78%
Consumer Loans                               1,698             2%         1,560        2%
                                          --------           ---        -------      ---
                    Total Loans             72,342           100%        71,345      100%
                                                             ===                     ===
Less:
Deferred Loan Fees (Costs)                     371                          225
Allowance for Credit Losses                   (607)                        (612)
                    Loans, net            $ 72,106                      $70,958
                                          ========                      =======

      The following table sets forth total loans originated and repaid during the periods indicated.

                                                  FOR THE
                                                YEARS ENDED
(Dollars in thousands)                         SEPTEMBER 30,
                                        -------------------------
                                           1995            1994
                                        ---------       ---------
Originations:
Residential real estate                 $  15,839       $  53,314
Commercial                                  1,270             311
Commercial real estate loans                1,186           1,672
Consumer loans                                811           1,193
                                        ---------       ---------
                                           19,106          56,490
Principal reductions                      (18,109)        (42,288)
                                        ---------       ---------
Increase (decrease) in total loans      $     997       $  14,202
                                        =========       =========


Asset Quality

         Management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. The majority of the loans in Bancorp's loan portfolio are collateralized by residential real estate mortgages. As of September 30, 1995 and 1994, approximately 79%, and 78%, respectively, of the total loan portfolio was collateralized by this type of property. The level of delinquent loans and real estate owned also is relevant to the credit quality of a loan portfolio. As of September 30, 1995, total nonperforming assets were $1.4 million or 1.59% of total assets, compared to $1.6 million or 1.86% of total assets at September 30, 1994.

         In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending. In view of the relative significance of real estate related loans, a downturn in the value of the real estate could have an adverse impact on Bancorp's profitability. However, as part of its loan portfolio management strategy, Bancorp generally limits its loans to a maximum of 80% of the value of the underlying real estate as determined by appraisal. In addition, knowledgeable members of management make physical inspections of properties being considered for mortgage loans. Management believes that such precautions reduce Bancorp's exposure to the risk associated with a downturn in real estate values.

         Commercial loans also entail risks since repayment is usually dependent upon the successful operation of the commercial enterprise. They also are subject to adverse conditions in the economy. Commercial loans are generally riskier than mortgage loans because they are typically underwritten on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying a commercial loan may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business.

Classification of Assets

         Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as nonaccrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance.

         Real estate acquired by Bancorp as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). Bancorp considers the collateral for a loan in-substance foreclosure when the debtor has little or no equity in the collateral, expects repayment for the loan to come only from the operation and sale of the collateral, and the borrower has either effectively abandoned control of the collateral or has retained control of the collateral but will be unable to rebuild equity in the collateral or repay the loan. At September 30, 1995 and 1994, no loans were considered to be in-substance foreclosed.

         OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further allowances for losses in OREO are recorded at the time management believes additional deterioration in value has occurred.

         The following tables sets forth certain information on nonaccrual loans and real estate owned, the ratio of such loans and real estate owned to total assets as of the dates indicated, and certain other related information.

                                                       AT SEPTEMBER 30,
                                                     --------------------
                                                      1995         1994
                                                      ----         ----
                                                    (Dollars in thousands)
Nonaccrual loans:
     Commercial real estate                        $       0    $     299
     Residential mortgage loans                          574          817
     Commercial loans                                     68          136
     Consumer and other loans                              0           94
                                                   ---------    ---------
          Total nonaccrual loans                         642        1,346

Accruing loans over 90 days delinquent                     0            0
Troubled debt restructurings                               0            0
                                                   ---------    ---------

          Total nonperforming loans                      642        1,346

Other real estate owned:
     Real estate acquired by foreclosure
          or deed in lieu of foreclosure                 777          286
                                                   ---------    ---------

     Total nonperforming loans and
          other real estate owned                  $   1,419    $   1,632
                                                   =========    =========

Total nonperforming loans as a per-
     centage of total loans                             0.89%        1.89%
Total nonperforming loans as a per-
     centage of total assets                            0.72%        1.54%

Total nonperforming loans and real
  estate owned as a percentage
  of total assets                                       1.59%        1.86%

Allowance for Credit Losses

         In originating loans, Bancorp recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to attempt to maintain an adequate allowance for credit losses based on, among other things, Bancorp's historical loan loss experience, evaluation of economic conditions and regular reviews of any delinquencies and loan portfolio quality. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the collateral for the loan. Management recognizes the greater inherent risks in connection with commercial and consumer lending.

         Management continues to actively monitor Bancorp's asset quality and to charge-off loans against the allowance for credit losses when appropriate or to provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. Bancorp's allowance for credit losses at September 30, 1994 was $612,000 and Bancorp decreased the allowance to $607,000 at September 30, 1995.

      The following table sets forth information with respect to activity in Bancorp's allowance for credit losses during the periods indicated:

                                                                 YEARS ENDED
                                                                SEPTEMBER 30,
                                                           ----------------------
                                                            1995            1994
                                                            ----            ----
                                                           (Dollars in thousands)

Allowance at beginning of period                        $     612       $      566

Charge-offs:
     Commercial real estate                                    69                -
     Commercial loans                                          16                2
     Consumer loans                                             -                1
     Residential real estate                                   47                3
                                                        ---------       ----------
          Total loans charged-off                             132                6

Recoveries                                                     25                7
                                                        ---------       ----------
     Net charge-offs                                          107               (1)

Provision for credit losses charged to
  operating expenses                                          102               45
                                                        ---------       ----------

Allowance at end of period                              $     607       $      612
                                                        =========       ==========

Net charge-offs as a percentage
  of average loans outstanding                               0.15%            0.00%

Allowance for credit losses as a
  percentage of period-end total loans                       0.84%            0.86%

Allowance for credit losses as a
  percentage of nonperforming loans                         94.55%           45.47%

Average loans outstanding, net                          $  73,187       $   67,233

Period-end total loans                                  $  72,342       $   71,345

      The following table presents information regarding Bancorp's total allowance for losses as well as the allocation of such amounts to the various categories of loans:



                                                   AT SEPTEMBER 30,
                                     ----------------------------------------
                                             1995                 1994
                                             ----                 ----
                                                 % OF                   % OF
                                                LOANS TO               LOANS TO
                                                 TOTAL                  TOTAL
(Dollars in thousands)                 AMOUNT    LOANS        AMOUNT    LOANS
                                       ------    -----        ------    -----
Commercial loans                     $   98        4%       $    84       3%
Commercial real estate loans            195       16%           201      17%
Residential real estate loans           295       78%           310      78%
Consumer loans and other                 19        2%            17       2%
                                     ------      ---        -------     ---
   Total allowance for credit
     losses                          $  607      100%       $   612     100%


      The allowance for credit losses represented 0.84% and 0.86% of the total loans outstanding at September 30, 1995 and 1994, respectively.


Investment Securities

         Bancorp's investment securities portfolio at September 30, 1995 primarily consisted of United States Treasury and federal agency securities. Although investment securities generally have a lower yield than loans, investment securities increase the quality of Bancorp's assets by virtue of the guarantees that back them, are more liquid than loans, and may be used to collateralize borrowings or other obligations of Bancorp. Due to repayment and prepayments of the underlying loans, mortgage-backed securities are substantially less than the scheduled maturities. Changes in interest rates may also affect the average life, yield to maturity, and related market value of Bancorp's securities portfolio.

         The following table sets forth the carrying value of investment securities held by Bancorp at the dates indicated:


                                                       AT SEPTEMBER 30,
                                                     -------------------
                                                     1995           1994
                                                     ----           ----
                                                    (Dollars in thousands)

Available for Sale (1):
     U.S. Treasury Securities                     $    970       $     -0-

     Held-to-maturity (2):
          U.S. Treasury Securities                       -             998
          GNMA certificates                          3,170           3,540
          FNMA certificates                              -               -
          Collateralized mortgage
            obligations                              6,388           6,441
          Obligations of states and
            municipalities                              52              53
                                                  --------       ---------

              Total held-to-maturity              $  9,610       $  11,032
                                                  --------       ---------

     Total Investment Securities                  $ 10,580       $  11,032
                                                  ========       =========

----------------------------


(1)  Carried at estimated market value.

(2)  Carried at amortized cost.



          Bancorp's mortgage backed securities consist of three Federal Home Loan Mortgage Corporation ("FHLMC) and two Federal National Mortgage Association
(FNMA) obligations. The tranches for the five instruments have a current average life of 2.7 years with the longest being 3.51 years and the shortest being 1.49 years. Most have little or no extension risk should rates rise 300 basis points with the average life increasing to only 2.87 years. A fall in interest rates of 300 basis points would shorten the average life to 1.32 years.

          FHLMC is a corporate instrumentality of the United States, created by an act of Congress on July 24, 1970 in order to increase the availability of mortgage credit for the financing of housing. FNMA is a government sponsored corporation subject to regulation by the Secretary of HUD and purchases and resells residential mortgages insured by FHA or guaranteed by the VA, as well as conventional home mortgages. Credit risk is the risk of loss due to a counter party's unwillingness or inability to pay its obligations. Given the issuers of these obligations, Bancorp sees little or no credit risk.

          Interest rate risk arises when a change in interest rates results in a change in the value of a financial instrument. The magnitude of this change depends on the sensitivity of the instrument to changes in interest rates as well as the absolute change in interest rates.

         The following table sets forth, by maturity distribution, certain information pertaining to the investment securities portfolio as follows:


                                                    AFTER ONE YEAR      AFTER FIVE YEARS
                               ONE YEAR OR LESS      TO FIVE YEARS        TO TEN YEARS        AFTER TEN YEARS           TOTAL
                              ------------------  -------------------  -------------------   -----------------   ------------------
                              AMORTIZED  AVERAGE  AMORTIZED   AVERAGE   AMORTIZED  AVERAGE   AMORTIZED AVERAGE   AMORTIZED  AVERAGE
                                 COST     YIELD     COST       YIELD      COST      YIELD       COST    YIELD       COST     YIELD
                              ----------  ------  ----------  ------    ---------   -----    --------- -------   ---------  -------
                                                                      (Dollars in thousands)
September 30, 1995:
     U.S. Treasury securities      --        --     $   998      4.82%       --        --         --       --      $   998     4.82%
     GNMA certificates             --        --        --        --          --        --      $ 3,170     7.38%     3,170     7.38%
     FNMA certificates             --        --        --        --          --        --         --       --         --       --
     Collateralized mortgage
         obligations               --        --       2,012      5.21%       --        --        4,376     5.96%     6,388     5.59%
     Obligations of state and
         municipals                  52      5.75%     --        --          --        --         --       --           52     5.75%
                                -------   -------   -------   -------     -------   -------    -------  -------    -------  -------
         Total                  $    52      5.75%  $ 3,010      5.08%    $  --        --      $ 7,546     --      $10,608     5.88%
                                =======   =======   =======   =======     =======   =======    =======  =======    =======  =======

September 30, 1994:
     U.S. Treasury securities      --        --     $   998      4.82%       --        --         --       --      $   998     4.82%
     GNMA certificates             --        --        --        --          --        --      $ 3,540     5.26%     3,540     5.26%
     FNMA certificates             --        --        --        --          --        --         --       --         --       --
     Collateralized mortgage
         obligations               --        --        --        --         2,013      5.21%     4,428     5.55%     6,441     5.38%
     Obligations of state and
         municipals                  53      5.75%     --        --          --        --         --       --           53     5.75%
                                -------   -------   -------   -------     -------   -------    -------  -------    -------  -------
         Total                  $    53      5.75%  $   998      4.82%    $ 2,013      5.21%   $ 7,968     5.40%   $11,032     5.30%
                                =======   =======   =======   =======     =======   =======    =======  =======    =======  =======


Deposit Activities

     Deposits are the major source of Bancorp's funds for lending and other investment purposes. Deposits are attracted principally from within Bancorp's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans.

     Maturity terms, service fees and withdrawal penalties are established by Bancorp on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions' normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll over deposits at such rates without restriction, "adequately capitalized" depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. See "Supervision, Regulation and Governmental Policy -- Capital Requirements." As of September 30, 1996, LNB met the definition of a "well capitalized" depository institution.

     The following table shows the distribution of, and certain other information relating to, Bancorp's deposit accounts by type:


                                                AT SEPTEMBER 30,
                                 --------------------------------------------
                                         1995                     1994
                                 --------------------     -------------------
                                                % OF                    % OF
                                 AMOUNT     DEPOSITS      AMOUNT     DEPOSITS
                                 ------     --------      ------     --------
                                                  (Dollars in thousands)

Demand deposits                 $ 2,394          3%     $ 3,174           4%
NOW deposits                      5,147          6%       5,143           7%
Money market deposits             4,128          5%       4,294           6%
Savings deposits                  6,817          8%       1,640           2%
                                -------        ---      -------         ---
     Subtotal                    18,486         22%      14,251          19%
Certificates of deposit(1)       64,730         78%      59,432          81%
                                -------        ---      -------         ---
Total deposits                  $83,216        100%     $73,683         100%

-----------------------------------

(1) Includes individual retirement accounts ("IRAs") totalling $3.2 million and $3.4 million at September 30, 1995 and 1994, respectively, all of which are in the form of certificates of deposit.

         The following table shows the average amount outstanding and the average rate paid on each of the following deposit account categories during the periods indicated:

                                                YEAR ENDED SEPTEMBER
                                   -----------------------------------------------
                                            1995                        1994
                                   -----------------------    --------------------
                                   AVERAGE     AVERAGE        AVERAGE      AVERAGE
                                   BALANCE      YIELD         BALANCE        YIELD
                                                (Dollars in thousands)
Demand, money market
  and NOW                        $11,379          2.78%       $ 9,339       2.07%
Savings deposits                   2,408          3.57%         1,886       3.08%
Certificates of deposit           60,349          5.83%        54,155       5.16%
                                 -------                      -------

Total interest-bearing
     deposits                    $74,136          4.06%       $65,380       3.44%
                                 =======                      =======


         Bancorp does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on Bancorp. Management believes that substantially all of Bancorp's depositors are residents in its primary market areas. Bancorp currently does not accept brokered deposits. As shown in the tables below, a significant amount of Bancorp's certificates of deposit will mature during the year ending December 31, 1996. The high volume of maturities during this period is primarily due to customer demand for certificates of deposit having original maturities of 12 months or less. Based upon current and anticipated levels of interest rates and past practice, Bancorp management anticipates that substantially all of Bancorp's certificates of deposit maturing during this time period will be renewed or replaced by certificates of deposit issued to other customers at competitive market rates, which may be higher or lower than the rates currently being paid. Consequently, Bancorp management does not believe that the maturity of Bancorp's certificates of deposit during the year ended December 31, 1996, will have a material adverse effect on Bancorp's liquidity. However, if Bancorp is required to pay substantially higher rates to obtain the renewal of these or other certificates of deposit or alternative sources of funds, the higher net interest expense could have a material adverse effect on Bancorp's net income.

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related financial data concerning Bancorp presented in this Proxy Statement have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Bancorp is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.


                                       LNB
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

GENERAL

         LNB conducts a commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate). LNB's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest-rate earned and paid on these balances. Net interest income is dependent upon LNB's interest-rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand. Additionally, and to a lesser extent, LNB's profitability is affected by such factors as the level of noninterest income and expenses, the provision for credit losses, and the effective tax rate. Noninterest income consists primarily of service fees on deposit accounts. Noninterest expense consists of compensation and employee benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, and other operating expenses.

         All loans classified for regulatory purposes as loss, doubtful, substandard, or special mention have been disclosed in the section "Classification of Assets." LNB management is not aware of any trends or uncertainties which will materially impact future operating results, liquidity, or capital resources. LNB management also is not aware of any material credits for which there is serious doubt as to the ability of the borrower to comply with the loan repayment terms. Further, LNB's management is not aware of any current recommendations from regulatory authorities which would have any effect on liquidity, capital resources or results of operations.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in an understanding of the financial condition of LNB at, and results of operations of LNB for the years ended, December 31, 1995 and 1994. The following discussion should be read in conjunction with the financial statements and related footnotes presented elsewhere herein.


LIQUIDITY AND CAPITAL RESOURCES

         A bank, in its normal course of business, will closely monitor its liquidity reserve on a monthly basis. The liquidity reserve typically consists of cash on hand, cash on demand deposits with other correspondent banks, and other investments in short-term marketable securities that may be liquidated on short notice. Accordingly, LNB, as of December 31, 1995 and 1994 had liquidity ratios of 17.0% and 21.7%, respectively.

         LNB's principal sources of funds are those generated by LNB. LNB's principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales and maturities of investment and mortgage-backed securities. LNB uses its capital resources primarily to fund existing and continuing loan commitments and to purchase investment and mortgage-backed securities. At December 31, 1995 and 1994, LNB had commitments to originate loans totaling $9 million and $7 million, respectively, and had issued but unused standby letters of credit of $137,000 and $150,000, respectively. Scheduled maturities of certificates of deposit during the twelve months following December 31, 1995 and 1994 totaled $34 million and $22 million, respectively.


         The following table summarizes the regulatory capital levels and ratios of LNB:


                                                       ACTUAL      REGULATORY
                                                       RATIOS      REQUIREMENT
                                                       ------      -----------
At December 31, 1995:
     Total capital to risk-weighted assets             12.03%          8%
     Tier 1 capital to risk-weighted assets            10.98%          4%
     Tier 1 capital to total average assets-
          leverage ratio                                7.98%          3%

At December 31, 1994:
     Total capital to risk-weighted assets             13.93%          8%
     Tier I capital to risk-weighted assets            13.09%          4%
     Tier 1 capital to total average assets -
          leverage ratio                                8.84%          3%


RESULTS OF OPERATIONS

         Net interest income, which constitutes the principal source of income for LNB, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The principal interest-earning assets are investment and mortgage-backed securities and loans made to businesses and individuals. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), retail savings deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

         Net interest income was $3.2 million for LNB for the year ended December 31, 1995 compared with $2.5 million for the year ended December 31, 1994. This improvement in net interest income was a result of a higher volume of net interest-earning assets.

         The following table shows selected ratios for the periods ended or at the dates indicated:



                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                            -------------------
                                                             1995        1994
                                                             ----        ----
     Average equity as a percentage
          of average assets                                 7.90%       9.23%
     Equity to total assets at end
          of period                                         7.65%       7.91%
     Return on average assets                                .63%        .15%
     Return on average equity                               8.02%       1.63%
     Noninterest expense to
          average assets                                    2.80%       3.82%
     Interest-rate spread                                   3.09%       3.31%


     The rates and yields at the dates indicated were as follows:


                                               WEIGHTED AVERAGE YIELD OR RATE AT
                                                         DECEMBER 31
                                               ---------------------------------
                                                   1995              1994
                                                   ----              ----

      Loans                                        9.24%             8.53%
      Investment and mortgage-backed securities    5.88%             5.07%
      Other interest-earning assets                6.05%             4.10%
      All interest-earning assets                  8.17%             7.35%
      Savings deposits                             2.78%             2.26%
      NOW and Money Market deposits                3.04%             2.23%
      Certificates of deposits                     5.72%             4.63%
      Other interest-bearing liabilities           6.41%             4.04%
      All interest-bearing liabilities             5.08%             4.04%
      Interest-rate spread                         3.09%             3.31%

         The following tables set forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of LNB from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) net interest margin. Average balances were based on average daily balances.

                                                                     YEAR ENDED DECEMBER 31,
                                                                              1995
                                                       ---------------------------------------------
                                                                            INTEREST         AVERAGE
                                                       AVERAGE                AND             YIELD/
                                                       BALANCE             DIVIDENDS           RATE
                                                       -------             ---------           ----
                                                                     (Dollars in thousands)
Interest-earning assets:
       Loans(1)                                       $  57,186            $  5,282            9.24%
       Investment and mortgage-
           backed securities                             24,481               1,440            5.88%
       Other interest-earning assets(2)                   2,233                 135            6.05%
                                                      ---------            --------            ----
           Total interest-earning
           assets                                        83,900               6,857            8.17%


Noninterest-earning assets                                4,850
                                                      ---------
           Total assets                               $  88,750
                                                      =========

Interest-bearing liabilities:
       Demand, money market and
           NOW deposit                                   12,843                 391            3.04%
       Savings                                            4,033                 112            2.78%
       Certificates of deposit                           55,493               3,174            5.72%
       Other Borrowings                                      78                   5            6.41%
                                                      ---------            --------            ----

           Total interest-bearing
             liabilities                                 72,447            $  3,682            5.08%
                                                                           --------            ----

Noninterest-bearing liabilities                           9,296
Stockholders' equity                                      7,007
                                                      ---------
           Total liabilities and
             stockholders' equity                     $  88,750
                                                      =========

Net interest/dividend income                                               $  3,175
                                                                           ========

Interest-rate spread(3)                                                                        3.09%
                                                                                               ====
Net interest margin(4)                                                                         3.78%
                                                                                               ====
Ratio of average interest-earning assets
       to average interest-bearing
       liabilities                                         1.16
                                                      =========

-------------------------------

(1)  Includes nonaccrual loans.
(2)  Includes interest-bearing deposits in other banks and federal funds sold.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

                                                   YEAR ENDED DECEMBER 31,
                                                             1994
                                              -----------------------------------
                                                           INTEREST      AVERAGE
                                              AVERAGE         AND         YIELD/
                                              BALANCE      DIVIDENDS      RATE
                                              -------      ---------      ----
                                                   (Dollars in thousands)

Interest-earning assets:
     Loans(1)                                 $42,859      $ 3,655         8.53%
     Investment and mortgage-backed
           securities                          20,891        1,060         5.07%
     Other interest-earning assets(2)             952           39         4.10%
                                              -------      -------      -------

           Total interest-earning assets       64,702        4,754         7.35%

Noninterest-earning assets                      4,993
                                              -------
           Total assets                       $69,695
                                              =======

Interest-bearing liabilities:
     Demand, money market and
           NOW deposits                         9,577          214         2.23%
     Savings                                    3,892           88         2.26%
     Certificates of deposit                   41,169        1,908         4.63%
     Other                                         50            2         4.00%
                                              -------      -------      -------

           Total interest-bearing
             liabilities                       54,688        2,212         4.04%
                                              -------      -------      -------

Noninterest-bearing liabilities                 8,573
Stockholders' equity                            6,434
                                              -------

           Total liabilities and
             stockholders' equity             $69,695
                                              =======

Net interest/dividend income                               $ 2,542
                                                           =======
Interest-rate spread(3)                                                    3.31%
                                                                        =======
Net interest margin(4)                                                     3.93%
                                                                        =======
Ratio of average interest-earning assets
     to average interest-bearing
     liabilities                                 1.18
                                              =======


---------------------
(1)  Includes nonaccrual loans.
(2)  Includes interest-bearing deposits in other banks and federal funds sold.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin is net interest income divided by average interest-earning assets.

      The following table sets forth certain information regarding changes in interest income and interest expense of LNB for the periods indicated. The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the two absolute variances.


                                               YEARS ENDED DECEMBER 31,
                                                 1995 COMPARED TO 1994
                                             -----------------------------
                                             RATE      VOLUME       TOTAL
                                             ----      ------       -----
                                                (Dollars in thousands)
Interest-earning assets:
     Loans                                   $ 396      $1,231     $1,627
     Investment and
          mortgage-backed
          securities                           165         216        381
     Other interest-earning
          assets                                31          65         96
                                             -----      ------     ------

          Total                                592       1,512      2,104
                                             -----      ------     ------

Interest-bearing liabilities:
     Demand, money market
          and NOW deposits                      92          86        178
     Savings                                    20           3         23
     Certificates of deposit                   520         746      1,266
     Other borrowings                            1           2          3
                                             -----      ------     ------

          Total                                633         837      1,470
                                             -----      ------     ------

Net change in net interest
     income                                   $(41)     $  675     $  634
                                              ====      ======     ======



COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

General

     Net earnings for the year ended December 31, 1995 were $562,000 or $.51 per share, compared to net earnings of $105,000 or $.10 per share for 1994. This increase in LNB's net earnings was primarily due to an increase in net interest income and a reduction in other expense. During 1995, LNB used up all net operating loss carryforwards from prior years and recorded a tax provision of $357,000.

Interest Income and Expense

     Interest income increased by $2.1 million from $4.8 million for the year ended December 31, 1994 to $6.9 million for the year ended December 31, 1995. Interest income on loans increased $1.6 million due to an increase in the average loan portfolio balance outstanding from $42.8 million for the year 1994 to $57.1 million for 1995, and an increase in the weighted average yield of 71 basis points. The increase in loans outstanding was due to an increase in personnel in the loan department, overall growth in LNB and strong loan demand in Manatee and

Sarasota Counties. The increase in average yield is reflective of general market conditions in the area. Interest on investment and mortgage-backed securities increased $380,000 due to an increase in the average investment and securities portfolio outstanding from $20.9 million in 1994 to $24.5 million in 1995, and an increase in the average yield earned from 5.07% during 1994 to 5.88% during 1995. Interest on other interest-earning assets increased by $96,000 in 1995 to $135,000 due to an increase in average balances outstanding of $1.3 million and an increase in weighted average yield of 195 basis points.

     Interest expense increased to $3.7 million for the year ended December 31, 1995, from $2.2 million for the year 1994. Interest on deposit accounts increased because of an increase in the average balance of deposit accounts outstanding from $54.7 million in 1994 to $72.4 million in 1995 and an increase in the weighted average rate paid on deposit accounts from 4.04% during 1994 to 5.08% during 1995. There was a change in the overall deposit mix during 1995 with certificates of deposit increasing to 67% of total deposits from 63% in 1994. This increase was a result of market demands caused by increased marketing activities for deposits by several large banks in the area.

Provision for Credit Losses

     The provision for credit losses is charged to earnings to bring the total allowance for credit losses to a level deemed appropriate by management, which is based upon historical experience, the volume and type of lending conducted by LNB, the amounts of nonperforming loans, general economic conditions, particularly as they relate to LNB's market areas, and other factors related to the collectibility of LNB's loan portfolio. The provision increased from $276,000 for the year ended December 31, 1994, to $362,000 for the year ended December 31, 1995. The increase resulted from the additional loan volume outstanding at December 31, 1995. Nonperforming loans and other real estate owned compared to total assets was .88% at December 31, 1995 compared to 1.11% at December 31, 1994. LNB's allowance for loan losses increased to 1.06% of loans outstanding at December 31, 1995 as compared to .86% at December 31, 1994. Net charge-offs as a percentage of average loans outstanding decreased from .50% for the year ended December 31, 1994 to .15% for the year ended December 31, 1995. Based upon the decreases in nonperforming assets and net charge-offs, management believes that the current provision will maintain the allowance for loan losses at an appropriate level.

Noninterest Income

     Total other income increased $132,000 for the year ended December 31, 1995, compared to 1994, principally due to an increase in recoveries on sales of other real estate owned.

Noninterest Expenses

     Total other expenses decreased $180,000 to $2.5 million for the year ended December 31, 1995, from $2.7 million for 1994, primarily due to a loss on an insurance settlement of $600,000 in 1994. In January 1992, the Bank uncovered a check kiting scheme by one of the Bank's customers. This scheme, which involved several financial institutions in the Sarasota, Florida area, resulted in LNB making a claim against its bonding company for reimbursement due to employee participation in the fraud. After two years of litigating this claim against the bond insurance company, LNB determined to settle out of court with the insurance bond company and expensed the insurance claim receivable on its balance sheet in the amount of $600,000. This charge, which was recorded in 1994, settled all outstanding suits and countersuits among different banks, insurance companies and law firms. LNB also experienced a reduction in federal insurance premiums in 1995 of $60,000. These decreases were offset by increases in compensation and employee benefits of $236,000, data processing of $51,000, professional fees of $59,000 (substantially all of which were related to the Merger) and occupancy expense of $45,000. The increase in compensation and employee benefits during 1995 was the result of LNB increasing its staffing levels in order to provide for increased customer service, as well as to prepare for the opening of a new branch office in 1996. The data processing increase was the result of the normal growth of LNB in its loan and deposit areas and the accompanying cost of servicing a larger asset base. The increase in occupancy expense during 1995 was also the result of additional equipment and materials being needed to support the increase in staff within LNB, as well as for the opening of LNB's new branch office.


ASSET/LIABILITY MANAGEMENT

     A principal objective of LNB's asset/liability management strategy is to minimize LNB's exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is monitored by the ALCO Committee which establishes policies and monitors results to control interest rate sensitivity.

     Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk which are determined by the ALCO Committee. The ALCO Committee uses computer models prepared by a third party to measure the Bank's interest rate sensitivity. From these reports, the ALCO Committee can estimate the net income effect of various interest rate scenarios.

     As a part of LNB's interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest rate sensitive" and monitors LNB's interest rate sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of LNB's assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

     The ALCO Committee's policy is to maintain a cumulative one-year gap which falls in the range of (5%) to 10% of total assets. Management attempts to conform to this policy by managing the maturity distribution of its investment portfolio and emphasizing originations and purchases of adjustable rate loans, and by managing the product mix and maturity of its deposit accounts.

     A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment (on loans) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

     Management's strategy is to maintain a balanced interest rate risk position to protect its net interest margin from market fluctuations. To this end, the ALCO Committee reviews, on a quarterly basis, the maturity and repricing of assets and liabilities.

     LNB's cumulative one-year gap at December 31, 1994 was 5.73% of assets. At December 31, 1995, the cumulative one-year gap was a positive 11.84% which was slightly higher than the target range established by the ALCO Committee. Management believes that the foregoing interest rate sensitivity analysis does not take into account the potential impact of prepayments on fixed rate loans (which would tend to mitigate the effect of a negative gap) and that the analysis assumes all NOW and statement savings accounts will reprice immediately, although management considers at least a portion of such accounts to be "core deposits" which management believes would not reprice in direct response to changes in market interest rates, and therefore would tend to mitigate the effect of a negative gap.

     Principal among LNB's asset/liability management strategies has been the emphasis on managing its interest rate sensitive liabilities in a manner designed to attempt to reduce LNB's exposure during periods of fluctuating interest rates. Management believes that the type and amount of LNB's interest rate sensitive liabilities may reduce the potential impact that a rise in interest rates might have on LNB's net interest income. LNB seeks to maintain a core deposit base by providing quality services to its customers without significantly increasing its cost of funds or operating expenses. LNB's demand, money market, and NOW deposit accounts, approximated 28% and 32% of total deposits at December 31, 1995 and 1994, respectively. These accounts bore a weighted average rate of 3.04% and 2.23% during the years ended December 31, 1995 and 1994, respectively. Management anticipates that these accounts will continue to comprise a significant portion of LNB's total deposit base. At December 31, 1995 and 1994, 6.5% and 7.9%, respectively, of LNB's total assets consisted of cash and cash equivalents and short-term investment securities. In addition, at December 31, 1995 and 1994, LNB's liquidity ratio was 17% and 21.7%, respectively. LNB also maintains a "floor," or minimum rate, on certain of its floating or prime based loans. These floors allow LNB to continue to earn a higher rate when the floating rate falls below the established floor rate.

      The following table sets forth certain information relating to LNB's interest-earning assets and interest-bearing liabilities at December 31, 1995 that were estimated to mature or were scheduled to reprice within the period shown.

                                                0-3           4-12        MORE THAN
                                               MONTHS        MONTHS       ONE YEAR            TOTAL
                                               ------        ------       ---------           -----
                                                             (Dollars in thousands)
Loans receivable: (1)
      Adjustable-rate                        $ 22,467        $ 17,342      $  4,816         $ 44,625
      Fixed-rate                                1,146           2,053        17,926           21,125
                                             --------        --------      --------         --------

           Total loans                         23,613          19,395        22,742           65,750

Federal funds sold                              1,102               0             0            1,102
Investment and mortgage-backed
      securities (2)                            4,125           4,377        12,579           21,081
                                             --------        --------      --------         --------

           Total rate-sensitive assets       $ 28,840        $ 23,772      $ 35,321         $ 87,933
                                             ========        ========      ========         ========

Deposit accounts(2):
      Money market deposits                  $  6,405               -             -         $  6,405
      NOW and savings deposits                 11,406               -             -           11,406
      Certificates of deposit                  15,103        $ 18,877      $ 24,776           58,756
                                             --------        --------      --------         --------

           Total rate-sensitive
           liabilities                       $ 32,914        $ 18,877      $ 24,776         $ 76,567
                                             ========        ========      ========         ========

GAP (repricing differences)                  $(4,074)        $  4,895      $ 10,545         $ 11,366
                                             ========        ========      ========         ========

Cumulative GAP                               $(4,074)        $    821      $ 11,366
                                             ========        ========      ========

Cumulative GAP/total assets                   (4.24%)           0.86%        11.84%
                                             ========        ========      ========

------------------------------

(1) In preparing the table above, adjustable-rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans were scheduled according to their contractual maturities.

(2) Excludes noninterest bearing deposit accounts. Money market, NOW, and savings deposits were regarded as maturing immediately. All other time deposits were scheduled through the maturity dates. Investment and mortgage-backed securities were scheduled through their contractual maturity dates.

FINANCIAL CONDITION

Lending Activities

         A significant source of income for LNB is the interest earned on loans. At December 31, 1995, LNB's total assets were $96 million of which net loans were $66 million or 69% of total assets. At December 31, 1994, LNB's total assets were $80 million, of which net loans were $49 million or 62% of total assets.

         Lending activities are conducted pursuant to a written policy which has been adopted by LNB. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain directors of LNB.

         The following table sets forth information concerning LNB's loan portfolio by type of loan at the dates indicated:


                                                 AT DECEMBER 31,
                                    -------------------------------------------
                                           1995                    1994
                                    -------------------   ---------------------
                                               % OF                     % OF
                                    AMOUNT     TOTAL       AMOUNT       TOTAL
                                    ------     -----       ------       -----
                                             (Dollars in thousands)

Commercial loans                   $13,050     19.61%      $10,784      21.63%
Commercial real estate loans        22,000     33.07%       11,511      23.09%
Residential mortgage loans          26,358     39.62%       24,175      48.49%
Consumer loans                       5,127      7.70%        3,382       6.79%
                                   -------    ------       -------     ------

      Total loans                   66,535    100.00%       49,852     100.00%
                                              ======                   ======

Less:
Loan suspense and unposted
Deferred loan fees                     (84)                    (82)
Allowance for credit losses           (707)                   (431)
                                   -------                 -------

          Loans, net               $65,744                 $49,339
                                   =======                 =======

      The following table sets forth total loans originated and principal reductions during the periods indicated.

                                                       YEAR ENDED
                                                       DECEMBER 31,
                                                   -------------------
                                                   1995           1994
                                                   ----           ----
                                                  (Dollars in thousands)
Originations:
      Commercial loans                        $   22,574       $  18,152
      Commercial real estate loans                 7,923           7,551
      Residential mortgage loans                   5,732           5,506
      Consumer loans                               1,647           1,344
                                                  ------          ------
      Total loans originated                      37,876          32,553
Principal reductions                              21,193          19,661
                                                  ------          ------

      Increase in total loans                 $   16,683       $  12,892
                                                  ======          ======

Asset Quality

         Management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. As of December 31, 1995 and 1994, approximately 73% and 72%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages. The level of delinquent loans and real estate owned also is relevant to the credit quality of a loan portfolio. As of December 31, 1995, total nonperforming assets were $841,000 or .88% of total assets, while as of December 31, 1994, total non-performing assets were $879,000 or 1.11% of total assets.

         In an effort to maintain the quality of the loan portfolio management seeks to minimize higher risk types of lending. In view of the relative significance of real estate related loans, a downturn in the value of the real estate could have an adverse impact on LNB's profitability. However, as part of its loan portfolio management strategy, LNB generally limits its loans to a maximum of 80% of the value of the underlying real estate as determined by appraisal. In addition, knowledgeable members of management generally make physical inspections of properties being considered for mortgage loans.

         Commercial loans also entail risks since repayment is usually dependent upon the successful operation of the commercial enterprise. They also are subject to adverse conditions in the economy. Commercial loans are generally riskier than mortgage loans because they are typically underwritten on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying a commercial loan may depreciate over time, cannot be appraised with as much precision as real estate, and may fluctuate in value based on the success of the business.

         Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. LNB, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends.

         The Loan Committee of the Board of Directors of LNB concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of LNB has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and non-performing loans as early as possible.

Classification of Assets

         Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance.

         Real estate acquired by LNB as a result of foreclosure or by deed in lieu of foreclosure is classified as OREO. LNB considers the collateral for a loan in-substance foreclosed when the debtor has little or no equity in the collateral, expects repayment for the loan to come only from the operation and sale of the collateral, and the borrower has either effectively abandoned control of the collateral or has retained control of the collateral but will be unable to rebuild equity in the collateral or repay the loan. At December 31, 1995 and 1994, no loans were considered in-substance foreclosed.

         OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further allowances for losses in OREO, including in-substance foreclosed loans, are recorded by a charge to operations at the time management believes additional deterioration in value has occurred.

         The following table sets forth certain information on nonaccrual loans and other real estate owned, the ratio of such loans and other real estate owned to total loans and total assets as of the dates indicated, and certain other related information.

                                                            AT DECEMBER 31,
                                                         --------------------
                                                         1995            1994
                                                         ----            ----
                                                        (Dollars in thousands)
Nonaccrual loans:
     Commercial real estate                             $   0           $   0
     Residential mortgage loans                           215               -
     Commercial loans                                     409             269
     Consumer and other loans                              72               4
                                                        -----           -----
          Total nonaccrual loans                          696             273

Accruing loans 90 days or more past due                     -             513
Troubled debt restructurings                                -               -
                                                        -----           -----
          Total nonperforming loans                       696             786
                                                        -----           -----

Other real estate:
     Real estate acquired by foreclosure or deed
       in lieu of foreclosure                             145              93
                                                        -----           -----

          Total nonperforming loans and other
            real estate owned                           $ 841           $ 879
                                                        =====           =====

Total nonperforming loans and real estate
     owned to total assets                               1.05%           1.58%
                                                        =====           =====

Total nonperforming loans as a percentage
     of total loans                                       .72%            .99%
                                                        =====           =====

Total nonperforming loans as a percentage
     of total assets                                     0.88%           1.11%
                                                        =====           =====

Allowance for Credit Losses

         In originating loans, LNB recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management's policy to attempt to maintain an adequate allowance for credit losses based on, among other things, LNB's historical loan loss experience, evaluation of economic conditions and regular reviews of any delinquencies and loan portfolio quality. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the fair value of the collateral for the loan. Management recognizes the greater inherent risks in connection with commercial and consumer lending. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition."

         Management continues to actively monitor LNB's asset quality and to charge-off loans against the allowance for credit losses when appropriate or to provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. LNB's allowance $706,000 or 1.06% of total loans at December 31, 1995, compared to $431,000 or .86% of total loans at December 31, 1994.

         The following table sets forth information with respect to activity in LNB's allowance for credit losses during the periods indicated:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                         1995            1994
                                                         ----            ----
                                                        (Dollars in thousands)

Allowance at beginning of period                       $   431        $   370

Charge-offs:
     Commercial loans                                        6              -
     Commercial real estate                                  -            172
     Residential                                             -              -
     Consumer loans                                         87             52
                                                       -------        -------
         Total loans charged-off                            93            224
                                                       -------        -------
Recoveries                                                   6              9
                                                       -------        -------
         Net charge-offs                                    87            215
Provision for credit losses charged to
  operating expenses                                       362            276
                                                       -------        -------

Allowance at end of period                             $   706        $   431
                                                       =======        =======

Net charge-offs as a percentage of average
  loans outstanding                                        .15%           .50%
                                                       =======        =======
Allowance for credit losses as a percentage of
  period-end total loans                                  1.06%           .86%
                                                       =======        =======
Allowance for credit losses as a percentage of
  nonperforming loans                                   101.44%         54.83%
                                                       =======        =======

Period-end total loans                                 $66,535        $49,852
                                                       =======        =======
Average loans outstanding, net                         $56,647        $42,859
                                                       =======        =======

         The following table presents information regarding LNB's total allowance for credit losses as well as the allocation of such amounts to the various categories of loans:

                                           YEARS ENDED DECEMBER 31,
                                    ---------------------------------------
                                           1995                1994
                                    ------------------  -------------------
                                                % OF                 % OF
                                              LOANS TO             LOANS TO
                                                TOTAL                TOTAL
                                    AMOUNT      LOANS   AMOUNT       LOANS
                                    ------    --------  ------     --------
                                            (Dollars in thousands)

Commercial loans                   $   327     19.61%   $  143      21.63%
Commercial real estate loans           226     33.07%      155      23.09%
Residential real estate loans          109     39.62%      108      48.49%
Consumer loans and other                44      7.70%       25       6.79%
                                   -------     -----    ------      -----

    Total allowance for
        credit losses              $   760     100.0%   $  431      100.0%
                                   =======     =====    ======      =====


         The allowance for credit losses represented 1.06% of the total loans outstanding as of December 31, 1995, compared with .86% of the total loans outstanding as of December 31, 1994. The amount of the provision for credit losses charged to expense in each of the periods presented above represents management's best estimate during those periods of the additions necessary to establish appropriate allowances for estimated credit losses. Such estimates were based on management's assessment of the current and future general economic conditions in LNB's market area, the risk levels associated with the particular composition of the loan portfolio during such periods, and LNB's past collection experience.

         The provision for credit losses increased from $276,000 during the year ending December 31, 1994 to $362,000 during 1995. The increase resulted from LNB management's assessment of the economic environment and the commercial real estate market and the increase in total volume of loans outstanding. Total nonperforming loans and other real estate owned as a percentage of total assets decreased from 1.11% at December 31, 1994 to .88% at December 31, 1995. During 1994, management determined that certain commercial loans were not fully collectible and recorded a charge-off against those loans. Charge-offs decreased during the year ended December 31, 1995 compared to 1994.

Investment Securities

         LNB's investment securities at December 31, 1995 primarily consisted of United States Treasury and Government Agency securities. Although investment securities generally have a lower yield than loans, investment securities increase the quality of LNB's assets by virtue of the guarantees that back them, are more liquid than loans, and may be used to collateralize borrowings or other obligations of LNB. Due to repayment and prepayments of the underlying loans, mortgage-backed securities are substantially less than the scheduled maturities. Changes in interest rates may also affect the average life, yield to maturity, and related market value of LNB's securities portfolio.

         The following table sets forth the carrying value of investment securities held by LNB at the dates indicated:


                                                          AT DECEMBER 31,
                                            ------------------------------------------
                                                     1995                1994
                                            --------------------  --------------------
                                             AMORTIZED   MARKET   AMORTIZED     MARKET
                                                COST     VALUE      COST        VALUE
                                            ----------   ------   ---------    -------
                                                     (Dollars in thousands)
Investment securities:
U.S. Treasury securities                      $ 2,850  $ 2,856   $ 5,646       $ 5,523
U.S. Government Agency
  securities                                   15,972   15,879    13,846        13,392
Mortgage-backed securities
  Guaranteed by GNMA                              475      473       497           431
  Issued by FNMA                                  487      476       499           456
  Issued by FHLMC                                 983      982     1,105         1,056
State revenue obligations                         413      416       419           419
Other equity securities                           212      212       194           194
                                              -------  -------   -------       -------
  Total investment securities                 $21,392  $21,294   $22,206       $21,471
                                              =======  =======   =======       =======


      The following table sets forth, by maturity distribution, certain information pertaining to the investment securities portfolio as follows:

                                                       AFTER ONE YEAR    AFTER FIVE YEARS
                                  ONE YEAR OR LESS     TO FIVE YEARS       TO TEN YEARS        AFTER TEN YEARS           TOTAL
                                  ----------------     -------------       -------------     -------------------  ------------------
                                AMORTIZED  AVERAGE  AMORTIZED   AVERAGE  AMORTIZED  AVERAGE  AMORTIZED   AVERAGE  AMORTIZED  AVERAGE
                                   COST     YIELD      COST      YIELD     COST     YIELD      COST       YIELD     COST      YIELD
                                   -----    -----      ----      ----      ----     -----      ----       -----     ----      -----
                                                                      (Dollars in thousands)

December 31, 1995:
     U.S. Treasury securities   $  1,339     5.72%  $  1,511     5.60%    $   0     0.00%    $     0      0.00%  $  2.850     45.37%
     Government agencies           4,248     4.65     11,724     5.70         0                    0               15,972      5.42
     Mortgage-backed securities        0               1,282     5.85         0                  663      5.65      1,945      5.78
     State revenue obligations         0                 413     5.75         0                    0                  413      5.75
     Other equity securities           0     0.00                           212     6.00           0      0.00        212      6.00
                                   -----     ----     ------     ----       ---     ----         ---      ----     ------      ----
         Total                  $  5,587     4.91%  $ 14,930     5.70%    $ 212     6.00%    $   663      5.65%  $ 21,392      5.46%
                                   =====     ====     ======     ====       ===     ====         ===      ====     ======      ====

December 31, 1994:
     U.S. Treasury securities   $  3,840     4.38%  $  1,806     5.24%    $   0     0.00%    $     0      0.00%  $  5,646      4.64%
     Government agencies           1,000     6.28     12,596     5.36       250     7.99           0      0.00     13,846      5.42
     Mortgage-backed securities        0     0.00        412     5.47       499     5.49       1,190      4.46      2,101      5.25
     State revenue obligations         0     0.00        419     5.75         0     0.00           0      0.00        419      5.75
     Other equity securities           0     0.00          0     0.00         0     0.00         194      5.00        194      5.00
                                   -----     ----      -----     ----       ---     ----       -----      ----     ------      ----
         Total                  $  4,840     4.75%  $ 15,233     5.36%    $ 749     6.33%    $ 1,384      4.59%  $ 22,206      5.21%
                                   =====     ====     ======     ====       ===     ====       =====      ====     ======      ====

Deposit Activities

      Deposits are the major source of LNB's funds for lending and other investment purposes. Deposits are attracted principally from within LNB's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans.

      Maturity terms, service fees and withdrawal penalties are established by LNB on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

      FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions's normal market area. Under these regulations, "well capitalized" depository institutions may accept, renew, or roll over deposits at such rates without restriction, "adequately capitalized" depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and "undercapitalized" depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. See "Supervision, Regulation and Governmental Policy -- Capital Requirements." As of December 31, 1996, LNB met the definition of a "well capitalized" depository institution.

      The following table shows the distribution of, and certain other information relating to, LNB's deposit accounts by type:

                                               AT DECEMBER 30,
                                 --------------------------------------------
                                          1995                    1994
                                 ---------------------    -------------------
                                                % OF                    % OF
                                 AMOUNT     DEPOSITS      AMOUNT     DEPOSITS
                                 ------     --------      ------     --------
                                                 (Dollars in thousands)
Demand deposits                 $11,388        12.95%   $11,154        15.36%
NOW deposits                      7,249         8.24%     5,955         8.20%
Money market deposits             6,405         7.29%     5.843         8.05%
Savings deposits                  4,157         4.72%     4,203         5.78%
                                -------       ------    -------       ------
           Total                 29,199        33.20%    27,155        37.39%

Certificates of deposits (1)
           2.00% - 2.99%              0         0.00%       662         0.91%
           3.00% - 3.99%            812         0.92%     3,810         5.25%
           4.00% - 4.99%          3,214         3.65%    11,950        16.46%
           5.00% - 5.99%         27,837        31.65%    22,484        30.96%
           6.00% - 6.99%         19,127        21.75%     5,884         8.10%
           7.00% - 7.99%          7,411         8.43%       660         0.91%
           8.00% - 8.99%            355         0.40%        12         0.02%
                                -------       ------    -------       ------
                                 58,756        66.80%    45,462        62.61%
                                -------       ------    -------       ------

Total deposits                  $87,955       100.00%   $72,617       100.00%
                                =======       ======    =======       ======

-----------------------------------
(1) Includes individual retirement accounts ("IRAs") totalling $6.5 million and $3.9 million at December 31, 1995 and 1994, respectively, all of which are in the form of certificates of deposit.

         The following table shows the average amount of and the average rate paid on each of the following deposit account categories during the periods indicated:


                                                             YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------
                                                      1995                            1994
                                            -------------------------        -----------------------
                                             AVERAGE         AVERAGE          AVERAGE        AVERAGE
                                             BALANCE          YIELD           BALANCE         YIELD
                                             -------          -----           -------         -----
Demand, money market and NOW                $  12,843         3.04%          $   9,577        2.23%
Savings deposits                                4,033         2.78%              3,892        2.26%
Certificates of deposit                        55,493         5.72%             41,169        4.63%
                                               ------         ----              ------        ----

    Total interest-bearing
    deposits                                $  72,369         5.08%          $  54,638        4.04%
                                               ======         ====              ======        ====


         LNB does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of LNB. Management believes that substantially all of LNB's depositors are residents in its primary market area. LNB currently does not accept brokered deposits. As shown in the tables below, a significant amount of LNB's certificates of deposit will mature during the year ending December 31, 1996. The high volume of maturities during this period is primarily due to customer demand for certificates of deposit having original maturities of 12 months or less. Based upon current and anticipated levels of interest rates and past practice, LNB management anticipates that substantially all of LNB's certificates of deposit maturing during this time period will be renewed or replaced by certificates of deposit issued to other customers at competitive market rates, which may be higher or lower than the rates currently being paid. Consequently, LNB management does not believe that the maturity of LNB's certificates of deposit during the year ended December 31, 1996, will have a material adverse effect on LNB's liquidity. However, if LNB is required to pay substantially higher rates to obtain the renewal of these or other certificates of deposit or alternative sources of funds, the higher net interest expense could have a material adverse effect on LNB's net income.



                                     BANCORP
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION
                  NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995


         Bancorp hereby incorporates by reference from the Form-QSB filed by Bancorp with the Securities and Exchange Commission for the quarter ended September 30, 1996 the disclosure contained under the heading "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations," commencing on pages 22 through 49 of the Form 10-QSB.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The main office of Bancorp is located at 6016 26th Street West, Suite 1, Bradenton, Florida in a one-story building, in which approximately 1,000 square feet is leased by Bancorp (under a lease which, with renewal options, expires in June, 1999). The main office of LNB is located at 6001 26th Street West, Bradenton, Florida in a two-story building of approximately 9,000 square feet, which is owned by LNB. LNB also has banking offices located at 3901 Cortez Road West, Bradenton, Florida in a one-story building of approximately 4,500 square feet, which is leased by LNB (under a lease which, with renewal options, expires in December, 1997); 5390 Gulf of Mexico Drive Longboat Key, Florida in a one-story building of approximately 2,310 square feet, which is leased by LNB (under a lease which, with renewal options, expires in August 2001);
4423 Manatee Avenue West, Bradenton, Florida in a one-story building of approximately 2,400 square feet, which is owned by LNB; 6304 N. Lockwood Ridge Road, Sarasota, Florida in a one-story building of approximately 4,000 square feet, which is owned by LNB; 6704 Bee Ridge Road, Sarasota, Florida in a two-story building of approximately 4,000 square feet, which is leased by LNB (under a lease which, with renewal options, expires in 2011); 3815 U.S. Highway 301 N., Ellenton, Florida 34222 in a one-story building of approximately 4,000 square feet, which is owned by LNB; and a lending division at 4900 Manatee West, Suit 103, Bradenton, Florida in a two-story building of approximately 2,400 square feet, which is owned by LNB.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Directors and Executive Officers

         The following table sets forth the beneficial ownership of outstanding shares of Bancorp Common Stock as of September 30, 1996 by Bancorp's current directors, and by current directors and executive officers as a group.


   NAME AND ADDRESS                                         AMOUNT/NATURE OF                 PERCENT
    OF INDIVIDUAL                                       BENEFICIAL OWNERSHIP (1)            OF CLASS
    -------------                                       ------------------------            --------

Harvey E. Anderson                                              286,449 (2)                  10.0%
3807 Bayside Drive
Bradenton, FL  34210

Roger P. Conley                                                 101,219 (3)                   3.0%
1024 85th Street Court Northwest
Bradenton, FL  34209

Daniel S. Hager                                                   2,030                         *%
4323 15th Way
Palmetto, FL  34221

Dale R. Hoffner                                                   2,729 (4)                     *%
2314 17th Street West
Palmetto, FL  34221

Stephen R. Jonsson                                               80,380 (5)                   2.8%
6212 45th Street West
Bradenton, FL  34210

Bryant A. Meeks                                                  13,354 (6)                     *%
911 Pomelo Avenue
Sarasota, FL  34236

   NAME AND ADDRESS                                         AMOUNT/NATURE OF                 PERCENT
    OF INDIVIDUAL                                        BENEFICIAL OWNERSHIP (1)           OF CLASS
    -------------                                        ------------------------           --------
Leonard J. Najjar                                                72,658 (7)                   2.6%
4710 Oakrun Drive
Sarasota, FL  34243

James T. Rogers, M.D.                                            64,030 (8)                   2.3%
6500 Riverview Blvd. West
Bradenton, FL  34209

H. R. Williams                                                   51,395 (9)                   1.9%
7813 Broadmoor Pines Blvd.
Sarasota, FL  34243

All directors and executive
officers as a group (9 persons)                                 656,877                      23.5%

-----------------------

 *      Less than one percent of the Common Stock.

(1) Information relating to beneficial ownership is based upon information available to Bancorp and uses "beneficial ownership" concepts set forth in the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be the beneficial owner of the same securities, and a person may be deemed to be the beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, directors may be named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, the individual possessed sole voting and investment power as to all shares of Bancorp Common Stock set forth opposite his name.

(2) Consists of shares held as trustee (as to which shares he has sole voting and sole investment power).

(3) Includes 32,498 shares held jointly with his spouse, 5,552 shares held by his IRA, 4,780 shares held as trustee (as to which shares he has sole voting and sole investment power), 218 shares held by his spouse, and 159 shares held by his spouse's IRA.

(4)     Consists of shares held jointly with his spouse.

(5) Includes 11,250 shares held jointly with his spouse and 1,500 shares held as custodian. Also includes as to Mr. Jonsson 60,937 shares, which represent shares the individual has the right to acquire pursuant to presently exercisable options.

(6) Consists of shares held jointly as co-trustee (as to which he shares sole voting and sole investment power).

(7)     Includes 39,375 shares held jointly with his spouse.

(8)     Includes 34,780 shares held jointly with his spouse.

(9) Includes 41,047 shares held by his spouse as trustee (as to which shares he has sole voting and sole investment power), 8,244 shares held in his IRA, 1,104 shares held as trustee (as to which shares he has sole voting and sole investment power), and 1,000 shares held in his spouse's IRA.

Other Principal Shareholders

         In addition to Mr. Anderson, the following is the only individual beneficially owning more than 5% of Bancorp Common Stock on September 30, 1996.



       NAME AND ADDRESS                         AMOUNT AND NATURE OF
            OF OWNER                            BENEFICIAL OWNERSHIP                     PERCENT OF CLASS
       ----------------                         --------------------                     ----------------
       Charles J. Hire                             166,399      (1)                            6.1%
       c/o Hi-Stat Manufacturing
       7292 26th Court East
       Sarasota, FL  34243


----------------------

(1)    Consists of shares held as trustee.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Board of Directors. The Board of Directors of Bancorp currently consists of nine directors. The Board of Directors is divided into three classes with each class serving a three-year term. Classes are staggered so that only one class is elected each year to serve its three-year term. The following table sets forth certain information with respect to the directors of Bancorp.

                          DIRECTOR OR OFFICER
                             OF BANCORP OR          DIRECTOR
                                 LNB                  TERM           PRINCIPAL OCCUPATION AND BUSINESS
NAME AND AGE                    SINCE               EXPIRES          EXPERIENCE DURING PAST FIVE YEARS
------------              -------------------       --------         ---------------------------------
Harvey E. Anderson, 68            1989                 1997          Chairman of the Board of Bancorp and Vice
                                                                     Chairman of the Board of LNB; former owner
                                                                     and operator of the Coca-Cola Bottling Corp.,
                                                                     Rochester, NY.

Roger P. Conley, 49               1988                 1997          Vice Chairman of the Board of Bancorp and
                                                                     Chairman of the Board of LNB; Attorney with
                                                                     Conley, Cleary and Ozark, Bradenton,
                                                                     Florida.

Daniel S. Hager, 39               1992                 1997          President and Chief Executive Officer of LNB
                                                                     (August 1996 to present) and of KFB (1992 to
                                                                     August 1996).  Prior to 1992, served as Vice
                                                                     President and District Manager for
                                                                     NationsBank of Florida in Manatee County.

Dale R. Hoffner,                  1988                 1998          Certified Public Accountant with the firm of
C.P.A., 52                                                           Kerkering, Barberio & Co. in Bradenton,
                                                                     Florida.

Stephen R. Jonsson, 45            1989                 1997          President and Chief Executive Officer of
                                                                     Bancorp (August 1996 to present) and of LNB
                                                                     (1989 to August 1996).

Bryant A. Meeks, 71               1988                 1997          Owner and President of Bryant Meeks, Inc.,
                                                                     Realtor, Consultant in Sarasota, Florida.

Leonard J. Najjar, 49             1989                 1997          Partner and Executive Vice President of
                                                                     Zoller, Najjar & Schroyer, Bradenton,
                                                                     Florida.

Dr. James T. Rogers, 55           1989                 1997          Senior Partner Bradenton Orthopaedics
                                                                     Associates, Bradenton, Florida.

H. R. Williams, 61                1991                 1997          President, Chief Executive Officer and
                                                                     Chairman of the Board of BesTechnologies,
                                                                     Inc.; Executive Vice President of Hi-Stat
                                                                     Manufacturing, Sarasota, Florida.

        Executive Officers. The following sets forth information regarding the executive officers of Bancorp and LNB. The officers of Bancorp serve at the pleasure of the Board of Directors.

                                            PRINCIPAL OCCUPATION AND BUSINESS
NAME AND AGE                                EXPERIENCE DURING PAST FIVE YEARS
------------                                ---------------------------------
Stephen R. Jonsson, 45                      President and Chief Executive Officer of Bancorp (August 1996 to
                                            present); President and Chief Executive Officer of LNB (1989 to
                                            August 1996).

Daniel S. Hager, 39                         President and Chief Executive Officer of LNB (August 1996 to
                                            present), Bancorp (1992 to August 1996) and KFB (1992 to August
                                            1996).  Prior to joining Bancorp, Mr. Hager served as Vice President and District Manager for NationsBank of Florida in Manatee County.

Michael L. Hogan,  CPA, 44                  Senior Vice President (July 1996 to present); prior thereto, he was an audit manager with Purvis Gray & Company, certified public accountants.

Ronald A. Monteau, 53                       Senior Vice President of LNB and Senior Vice President of Operations
                                            for KFB (1992 to August 1996) and LNB (August 1996 to present).
                                            Prior to joining Bancorp, Mr. Monteau was Vice President/Branch
                                            Manager with NationsBank/NCNB, Bradenton, Florida.

Loretta Waugh, 50                           Vice President of LNB (August 1996 to present) and Vice President and Assistant to the President of KFB (1987 to August 1996).  Prior to
                                            1987, Ms. Waugh was in the Commercial Loan Department and Branch
                                            Operations of Goldome for six years.  Previously, Ms. Waugh held the positions of Savings Operations Supervisor and Assistant Branch
                                            Manager with First Federal of Largo.

Ross Hodges, 38                             Senior Vice President and Chief  Lending Officer of KFB (1994 to
                                            August 1996) and of LNB (August 1996 to present).  Prior to 1994,
                                            Mr. Hodges was an Account Officer in the Division of Depositor and
                                            Asset Services with the Federal Deposit Insurance Corporation for three years.  Previously, he was Vice President/Income Property Loan
                                            Servicing Manager for Pioneer Savings Bank.

H. Eugene Bay, Jr., 42                      Senior Vice President/Chief Lending Officer since 1990.

Larry R. Chulock, 41                        Senior Vice President/Chief Operating Officer since 1995; prior thereto he was an attorney with Schwartz & Freeman, Chicago, Illinois.

Henry A. Goldsby, 52                        Senior Vice President/Bee Ridge Road Manager since August
                                            1993; prior thereto, he was Senior Lender First State Bank, Sarasota, Florida.

ITEM 6.  EXECUTIVE COMPENSATION.

      The table below sets forth certain information with respect to compensation paid to Mr. Jonsson (President and Chief Executive Officer of Bancorp) and Mr. Hager (President and Chief Executive Officer of LNB) during the years presented. No executive officers of Bancorp and LNB received a total salary and bonus in excess of $100,000 in 1995.

                                                           ANNUAL COMPENSATION
                                             --------------------------------------------
     NAME AND                                                                OTHER ANNUAL          ALL OTHER
PRINCIPAL POSITION               YEAR        SALARY($)         BONUS         COMPENSATION        COMPENSATION
------------------               ----        ---------         -----         ------------        ------------
Stephen R. Jonsson                1995      $  115,000       $  11,700          $ ---              $ 4,200
President and  Chief              1994      $  112,930       $     ---          $ ---              $   600
Executive Officer of              1993      $  100,049       $     ---          $ ---              $   600
Bancorp

Daniel S. Hager                   1995      $   92,000       $     ---          $ ---              $ 1,791
President and Chief               1994      $   81,000       $     ---          $ ---              $ 1,244
Executive Officer of              1993      $   81,000       $     ---          $ ---              $ 3,344
LNB

------------------

         Directors of Bancorp are paid fees of $300 for each Board meeting (except for the Chairman, who receives $400 for each meeting); $100 for the first committee meeting; and $50 for each additional committee meeting attended during the month.

         Executive Agreement. Bancorp and LNB have entered into separate employment agreements with Stephen R. Jonsson (President and Chief Executive Officer of Bancorp) and Daniel S. Hager (President and Chief Executive Officer). The Employment Agreements provide that they can be terminated by Messrs. Hager and Jonsson upon 30 days prior notice or by Bancorp and LNB for "cause" as defined in the Agreement, and continue for a term of three years following a merger, sale or other change of control. Messrs. Jonsson and Hager currently receive annual salaries of $120,000 and $92,000, respectively, and each is eligible for annual bonuses as determined by the Board of Directors. The Employment Agreements provide for Messrs. Hager and Jonsson to receive an automobile or an allowance in lieu thereof, an insurance policy providing for death benefits of two times his annual salary in the case of Mr. Jonsson and $500,000 in the case of Mr. Hager, disability and insurance benefits maintained by Bancorp or LNB and monthly dues for a club membership. The employment agreement also provides for reimbursement of certain business related expenses. Messrs. Jonsson and Hager have each agreed that for a period of 12 months following the date of termination of his employment he will not, directly or indirectly, enter into, engage in, be employed by, or consult with any individual or entity in the banking business or any related field in Sarasota and Manatee Counties, Florida. During such period, Messrs. Jonsson and Hager each also has agreed that he will not, directly or indirectly, solicit any employees of Bancorp or LNB or any subsidiary or affiliated organization to terminate their employment and/or accept employment with or seek remuneration by any of the clients or customers of Bancorp or LNB or any subsidiary or affiliated organization with whom Bancorp or LNB or any subsidiary or affiliated organization did business during the term of the employment agreement.

         ESOP. Bancorp established an Employee Stock Ownership Plan on January 1, 1989 (the "ESOP"). The ESOP owns 10,817 shares of Bancorp Preferred Stock and 1,688 shares of Bancorp Common Stock. No contributions were made during the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 to the ESOP.

         Stock Option Plan. Bancorp maintains two stock option plans. The first plan is an incentive stock option plan for its officers and employees. The plan, which expires in 1998, provides that no options granted thereunder are exercisable more than five years after the date of grant. At December 31, 1995, options for an aggregate of 38,999 shares were available for grant under the stock option plan. As of September 30, 1996, there were no outstanding options under the stock option plan. The second plan consists of options that were outstanding and exercisable for LNB common stock at the time of the merger of KFB with and into LNB. In the merger, the LNB options became exercisable for an aggregate of 92,111 shares of Bancorp Common Stock at an exercise price of $4.27 per share. Included in these options is an option exercisable for 60,937 shares owned by Stephen R. Jonsson (President and Chief Executive Officer of Bancorp). Unexercised options expire on March 14, 2000.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Bancorp has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its directors and executive officers and their associates. As of September 30, 1996, the directors and executive officers of Bancorp and their associates, as a group, were indebted to Bancorp in the aggregate amount of approximately $1,659,503. All loans included in such transactions were made in the ordinary course of business, on substantially the same terms (including interest rate and collateral) as those prevailing at the time for comparable transactions with other persons, and in the opinion of management of Bancorp did not involve more than the normal risk of collectibility or present other unfavorable features.

ITEM 8.  DESCRIPTION OF SECURITIES.

         GENERAL

         The authorized capital stock of Bancorp consists of (i) 4,000,000 shares of Bancorp Common Stock, of which 2,739,847 shares were outstanding as of September 30, 1996 and held by approximately 550 shareholders of record, and
(ii) 1,000,000 shares of Bancorp Preferred Stock, none of which are outstanding.

         The following discussion is a brief summary of certain rights relating to Bancorp Common Stock, as determined by the Bancorp Articles of Incorporation ("Bancorp Articles") and Bylaws. The following discussion is not intended to be a complete description of such capital stock and is qualified in its entirety by reference to governing laws and the Bancorp Articles and Bylaws of Bancorp.


         COMMON STOCK

         Holders of shares of Bancorp Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of Bancorp out of funds legally available therefor. In the event that dividends are in arrears on the shares of Bancorp preferred stock, Bancorp may not pay any dividends on the shares of Bancorp Common Stock. Holders of Bancorp Common Stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative rights. Holders of Bancorp Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of Bancorp, holders of Bancorp Common Stock are entitled to share equally and ratably in the assets of Bancorp, if any, remaining after the payment of all debts and liabilities of Bancorp and the liquidation preferences of any outstanding shares of Bancorp preferred stock. The rights, preferences and privileges of holders of Bancorp Common Stock are subject to any classes or series of Bancorp preferred stock that Bancorp may issue in the future.

         PREFERRED STOCK

         The Board of Directors of Bancorp is authorized, without further action by the holders of Bancorp Common Stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to Bancorp Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuance of preferred stock, while providing Bancorp with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Bancorp Common Stock.


         CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF BANCORP ARTICLES

         Authorized Capital Stock.

         The Bancorp Board of Directors may authorize the issuance of additional shares of Bancorp Common Stock or preferred stock without further action by the Bancorp shareholders, unless such action is required in a particular case by applicable laws or regulations. The authority to issue additional shares of Bancorp Common Stock or preferred stock provides Bancorp with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued shares of Bancorp Common Stock and preferred stock may be issued from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Bancorp. In addition, the sale of a substantial number of shares of Bancorp Common Stock or the sale of preferred stock to persons who have an understanding with Bancorp concerning the voting of such shares, or the distribution or dividend of shares of Bancorp Common Stock or preferred stock (or the right to receive such shares) to Bancorp shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Bancorp. Further, because the Bancorp Board has the power to determine the voting, conversion or other rights of Bancorp preferred stock, the issuance of a series of preferred stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of Bancorp incumbent management. Bancorp does not currently have any plans or commitments for Bancorp to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of Bancorp and its shareholders.

         Directors; Voting

         The Bancorp Articles divide the number of directors into three classes, as nearly equal in number as reasonably possible, with the term of office of each class expiring at each succeeding annual meeting of the Bancorp shareholders. The classification of directors has the effect of making it more difficult to change the composition of the Board. At least two shareholder meetings, instead of one, is required to effect a change in a majority of the Board. The Board believes that the longer term required to elect a majority of a class of the Board will help to assure the continuity and stability of Bancorp's directors and policies in the future, since a majority of the directors at any given time will have prior experience as directors of Bancorp. The classification provision will apply to every election of directors, regardless of whether a change in the Board might arguably be beneficial to Bancorp and its shareholders and whether or not a majority of Bancorp's shareholders believe that such a change would be desirable.

         The Bancorp Articles provide that Bancorp directors may be removed only for cause and only by the affirmative vote of the holders of in excess of 60% of the outstanding shares of Bancorp Common Stock. The provision relating to the removal of directors only for cause precludes a third party from removing incumbent directors without cause and simultaneously gaining control of the Board by filling the vacancies with its own nominees. Further, the Bancorp Articles provide that any action required or permitted to be taken by the shareholders of Bancorp must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing by such shareholders. The provision prohibiting shareholder action by written consent gives all shareholders of Bancorp the opportunity to participate in determining any proposed action and prevents the holders of a simple majority of the voting power of Bancorp from using the written consent procedure to take shareholder action without a meeting. Otherwise, holders of a simple majority of the voting stock of Bancorp could take action without the opportunity for discussion at a meeting, thereby decreasing the ability of minority shareholders to have their views considered. The provision tends to support incumbent directors and management and makes it more difficult for shareholders to effect certain actions even if such actions are desired by the holders of a majority of the outstanding shares.


         Shareholders' Meetings

         Bancorp's Bylaws provide that special meetings of Bancorp shareholders may be called only by the Bancorp Board of Directors. The Board believes that the right of directors to call special meetings provides for the orderly conduct of all Bancorp affairs at the annual meeting of shareholders or a special meeting called by the Board. Accordingly, shareholders cannot force shareholder consideration of a proposal over the opposition of the Board by calling a special meeting of shareholders prior to such time that the Board believed such consideration to be appropriate. The provision could have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by Bancorp directors.


         Control Share and Affiliated Transactions

         Florida has a "Control-Shares Acquisitions" act which places certain limits on the ability of a person or group of persons to vote stock of corporations, including Bancorp. In general, shares of Bancorp's Common Stock acquired in a "Control-Share Acquisition" ("Control-Shares") have no voting rights unless such rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of Bancorp entitled to vote in the election of directors, excluding shares held by any person who has acquired or proposes to acquire Control Shares and excluding shares held by any officer or director of Bancorp who is also an employee of Bancorp. "Control Shares" are defined as shares owned by a person which, when added to the shares already owned by such person, would entitled that person (except for the application of the statute) to voting power in the election of directors that is equal to or greater than (i) one-fifth of all voting power, (ii) one-third of all voting power, or (iii) a majority of all voting power. "Control-Share Acquisition" means the acquisition by any person of beneficial ownership of controlled shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation. Florida also has an affiliated transaction statute which imposes a two-thirds shareholder vote requirement (excluding shares owned by the interested shareholder) for certain business combinations between a Florida corporation (such as Bancorp) and an entity which owns more than 10% of the voting shares of such corporation.

         Although the Control-Shares Acquisitions Act and the affiliated transaction statute may be beneficial to shareholders because such laws have a tendency to encourage arms--length negotiation with potential bidders, the laws also may tend to discourage some takeover bids and as a result deprive shareholders of an opportunity to sell some or all of their shares in a tender offer. Tender offers for control usually involve a purchase price higher than the current price of a company's stock.


         Certain Anti-Takeover Provisions

         The Bancorp Articles include a provision that shares beneficially owned by any person in excess of 10% of the issued and outstanding Bancorp Common Stock (except for those shareholders owning 10% or more of Bancorp Common Stock as of December 15, 1988) may not be voted unless approved by the majority of directors. The Bancorp Articles also require an affirmative vote of 60% of the Bancorp Common Stock to approve certain "Business Combinations" as defined therein, if such Business Combinations are not approved by a majority of disinterested directors of Bancorp or if the stockholders are not given a fair price (as determined pursuant to applicable provisions of the Bancorp Articles) in consideration for any proposed Business Combination. The Bancorp Bylaws require a shareholder who intends to nominate a candidate for election to the Board of Directors or to raise new business at a shareholders meeting to give at least 30 days' advance notice to the Secretary of Bancorp.


         Removal of Directors.

         The Bancorp Articles provide that Bancorp directors may be removed by shareholders only for cause and only by the affirmative vote of the holders of at least 60% of the voting power of the then outstanding shares of Bancorp Common Stock. Under the Florida Business Corporation Act (the "Florida Act"), shareholders of a Florida corporation may remove directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only for cause. Bancorp believes that such a provision facilities continuity and stability of leadership and policy, and at the same time assures that directors remain accountable to shareholders who retain the right to remove such individuals for cause. Such a provision could moderate the pace of any change in control of Bancorp.


         No Shareholder Action By Consent.

         The Bancorp Articles provide that action taken by shareholders may be taken only at an annual or special meeting of shareholders and may not be taken by written consent or any other action. Bancorp believes that this provision provides a more deliberative process for decisions to be made by Bancorp shareholders since it will assure that shareholder action is taken at a meeting at which all shareholders receive notice as provided by, and information in accordance with, applicable law, and also have the opportunity to both attend and participate in discussion regarding action for consideration by shareholders. In the absence of this provision, holders owning more than 50% of the outstanding shares of Bancorp Common Stock could unilaterally take action on behalf of the shareholders by signing a written consent (without shareholders having the opportunity to participate in a meeting at which the resolution is presented and discussed) and sending other Bancorp shareholders a notice that the action was taken within 10 days thereafter. The provisions of the Bancorp Articles prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         As of the date of this Form 10-SB, there were 2,739,847 shares of Bancorp Common Stock outstanding. The outstanding shares of Bancorp Common Stock are immediately eligible for sale in the public market, except for approximately 949,428 shares of Bancorp Common Stock which are subject to the volume limitations and the manner of sale restrictions of Rule 144 of the Securities Act of 1933 ("Securities Act"), and consist of (i) shares of Bancorp Common Stock issued by Bancorp from September 23, 1994 to August 31, 1995 in a transaction exempt from registration under Section 4(2) of the Securities Act,
(ii) shares of Bancorp Common Stock issued by Bancorp on November 22, 1996 pursuant to the exercise of stock options and in a transaction exempt from registration under Section 4(2) of the Securities Act, (iii) shares of Bancorp Common Stock owned by directors and executive officers of Bancorp, and (iv) shares of Bancorp Common Stock issued on July 30, 1996 to affiliates of LNB pursuant to Rule 145 of the Securities Act in connection with the merger of KFB with LNB. The Registrant has not entered into any agreement to register any shares of Bancorp Common Stock under the Securities Act for sale by security holders.


STOCK TRADING INFORMATION

         The shares of Bancorp Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. There is no established public trading market for the shares of Bancorp Common Stock. The following sets forth the high and low trading prices for certain trades for Bancorp Common Stock that occurred in transactions known to Bancorp management from January 1, 1994 and during the respective periods indicated:

                                  1996                           1995                            1994
                        -------------------------      ------------------------         --------------------------
                        HIGH       LOW     SHARES      HIGH      LOW     SHARES         HIGH       LOW      SHARES
1st Quarter             $ ---    $ ---          0      $4.50    $4.50     3,000         $5.00      $5.00       117
2nd Quarter               ---      ---          0        ---      ---         0           ---        ---         0
3rd Quarter              8.00     7.50      9,594        ---      ---         0           ---        ---         0
4th Quarter              8.00     8.00      7,335        ---      ---         0           ---        ---         0


      From September 23, 1994 to August 31, 1995, Bancorp sold 251,175 shares of Bancorp Common Stock in a private placement offering at $4.50 per share.


DIVIDENDS

         Bancorp has not paid any cash dividends since February, 1991. Bancorp intends that, for the foreseeable future, Bancorp will retain earnings to finance continued growth rather than pay cash dividends on Bancorp Common Stock. In the event that dividends are in arrears on the shares of Bancorp Preferred Stock, Bancorp may not pay any dividends on the shares of Bancorp Common Stock. If at any time the Bancorp Board determines to pay dividends on Bancorp Common Stock, the timing and the extent to which dividends are paid by Bancorp will be determined by such Board in light of then-existing circumstances, including Bancorp's rate of growth, profitability, financial condition, existing and anticipated capital requirements, the amount of funds legally available for the payment of cash dividends, regulatory constraints and such other factors as the Board determines relevant. The primary source of funds for payment of dividends by Bancorp is dividends paid to Bancorp by LNB. Payments made by LNB to Bancorp are limited by law and regulations of the bank regulatory authorities. Under the National Bank Act, a national bank may not pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deducting losses and bad debts. Payments of dividends out of net profits is further limited by 12 U.S.C. Section 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than 10% of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfer to surplus.

         As of September 30, 1996, Bancorp had approximately 550 shareholders of record of Bancorp Common Stock, and 15 shareholders of record of Bancorp Preferred Stock.


ITEM 2.  LEGAL PROCEEDINGS.

         Bancorp and LNB are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Bancorp or LNB which, if determined adversely, would have a material adverse effect on the business, results of operations, or financial position of Bancorp.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The consolidated financial statements of Bancorp at September 30, 1995 and 1994 and for the years then ended appearing in this Proxy Statement were audited by Varnadore, Tyler & Hawthorne, P.A., independent auditors, as stated in their report herein. On January 26, 1995, Bancorp dismissed Coopers & Lybrand, L.L.P. as its accountants and retained the accounting firm of Varnadore, Tyler & Hawthorne, P.A. The report of Coopers & Lybrand, L.L.P. on the financial statements for 1994 and 1993 did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to audit scope or accounting principle, except that the report on the financial statement for the year ending September 30, 1993 included an explanatory paragraph that, at September 30, 1993, KFB "did not have the required minimum regulatory capital which could result in regulatory authorities limiting an institution's asset growth and imposing other sanctions and enforcement actions, including regulatory take-over, that raise substantial doubt about its ability to continue as a going concern." During Bancorp's two most recent fiscal years and the subsequent interim period preceding the change in Coopers & Lybrand, L.L.P. as Bancorp's accountants, there were no disagreements with the former accountant on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. The decision to dismiss Coopers & Lybrand, L.L.P. was recommended and approved by the Board of Directors of Bancorp.

        On November 26, 1996, Varnadore, Tyler & Hawthorne, P.A. resigned as independent auditors of Bancorp. On December 19, 1996, Bancorp engaged Purvis, Gray and Company, certified public accountants, to act as independent auditors for Bancorp. The report of Varnadore, Tyler & Hawthorne, P.A. on the financial statements of Bancorp at December 31, 1995 and 1994 and for the years then ended did not contain an adverse opinion or disclaimer of opinion nor was such report qualified as to auditing scope or accounting principle. During

Bancorp's two most recent fiscal years and the subsequent interim period preceding the change in Varnadore, Tyler & Hawthorne, P.A. as Bancorp's accountants, there were no disagreements with the former accountant on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreement or disagreements, if not resolved in the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreement in connection with this report.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         From September 23, 1994 to August 31, 1995, Bancorp sold an aggregate of 251,175 shares of Bancorp Common Stock to 18 individuals for $4.50 per share. The shares were not publicly offered and no underwriter was used by Bancorp. Rather, the shares were sold by directors and executive officers of Bancorp, who did not receive any commission or other remuneration on account of such sales. The sale of shares was exempt from registration pursuant to Section 4(2) of the Securities Act based upon the limited number and nature of offerees, and the access to information on Bancorp made available to the offerees upon request. On November 22, 1996, Bancorp issued 18,282 shares of Bancorp Common Stock to an individual upon the exercise of an outstanding stock option. No underwriter was utilized by Bancorp in connection with the transaction. The sale of shares was exempt from registration pursuant to Section 4(2) of the Securities Act based upon the nature of the offeree, and the access to information on Bancorp made available to the offeree upon request.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Bancorp Articles authorize it to indemnify any director or officer of Bancorp against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened, or completed civil, criminal, administrative, or investigative proceeding (except an action by Bancorp) against him in his capacity as a director, officer, employee, or agent of Bancorp, or another company if serving in such capacity at Bancorp's request, if he: (i) acted in good faith, (ii) acted in a manner in which he reasonably believed to be in, and not opposed to, the best interests of Bancorp, and (iii) with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, Bancorp may indemnify any director, officer, employee, or agent against expenses incurred in defense or settlement of any proceeding against him in his official capacity, brought by Bancorp, if he: (i) acted in good faith, (ii) acted in a manner in which he reasonably believed to be in, or not opposed to, the best interests of Bancorp, and (iii) is not adjudged to be liable (unless the Court finds that he is nevertheless reasonably entitled to indemnity for expenses for which the Court deems proper). Bancorp must pay the actual and reasonable expenses of any director, officer, employee, or agent who is successful on the merits or otherwise in defense of any proceeding against him in his capacity as such.

         The Bancorp Articles also authorize it to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe it was unlawful), (ii) a transaction in which the individual derived an improper personal benefit, (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or (iv) willful misconduct or a conscious disregard for the best interests of Bancorp in a proceeding by Bancorp or by a Bancorp shareholder. The Bancorp Articles permit Bancorp to, and it may, purchase and maintain insurance for the purpose of indemnifying its directors, officers, employees, and agents.

         Pursuant to such authority, Bancorp has purchased director and officer insurance for the period of August 1, 1996 to August 1, 1999 in the amount of $5.0 million and for Loss (as defined in the policy) which excludes punitive or exemplary damages, criminal or civil fines or penalties imposed by law, taxes, or matters deemed uninsurable under the law pursuant to which the policy is construed.

         Under the Florida Act, a director is not personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his or her duties as a director, and (b) the director's breach or failure to perform those duties constitutes (i) a violation of the criminal law (unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful), (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a transaction involving the payment of dividends or other distributions or repurchases of shares in violation of the Florida Act, (iv) in a proceeding by or in the right of the corporation to procure judgment in its favor or by or in the right of a shareholder, conscious disregard by the director for the best interests of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission by the director which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.


                              FINANCIAL STATEMENTS

         In response to this Item, Bancorp hereby incorporates by reference from the Registration Statement on Form S-4 (File No. 333-2962) filed by Bancorp with the Commission (i) the audited financial statements of Bancorp as of and for the years ended September 30, 1995 and 1994 included on pages F-10 through F-29 of the Registration Statement, (ii) the Report of Varnadore, Tyler & Hawthorne, P.A., included on page F-9 of the Registration Statement, (iii) the audited financial statements for Liberty National Bank as of and for the years ended December 31, 1995 and 1994 included on pages F-36 through F-51 of the Registration Statement, and (iv) the Report of Varnadore, Tyler & Hawthorne, P.A., from the Form 10-QSB filed by Bancorp for the quarter ended September 30, 1996, the financial statements for September 30, 1996 and 1995 included on pages 3 through 21 of the Form 10-QSB.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

EXHIBIT                                                                                                 SEQUENTIAL
   NO.                                        DESCRIPTION                                                PAGE NO.
-------                                       -----------                                               ----------
    3.1                  Articles of Incorporation of Key Florida Bancorp, Inc.;
                         Articles of Amendment for Certificate of Designation of
                         Variable Rate Cumulative Preferred Stock, Series A;
                         and Amendment to Certificate of Designation of Variable
                         Rate Cumulative Preferred Stock, Series A (Incorporated by
                         reference to Exhibit 3.1 to Bancorp's Registration Statement
                         No. 333-2962 (the "Registration Statement"))

    3.2 Bylaws of Key Florida Bancorp, Inc. (Incorporated by reference to Exhibit 3.2 to the Registration Statement)

    4.1                  Specimen Stock Certificate of Key Florida Bancorp, Inc.
                         (Incorporated by reference to Exhibit 4.1 to the Registration Statement)

   10.1                  Key Florida Bancorp, Inc. 1987 Stock Option Plan
                         (Incorporated by reference to Exhibit 10.1 to the Registration Statement)

   10.2 Employment Agreement dated December 1, 1995 between Key Florida Bancorp, Inc. and Daniel S. Hager
                         (Incorporated by reference to Exhibit 10.2 to the Registration Statement)

   10.3 Employment Agreement dated July 30, 1996 between Liberty National Bank and Stephen R. Jonsson

   10.4 Lease dated July 1, 1991 between The Centre of LBK, Inc. and Key Florida Bank, F.S.B.
                         (Incorporated by reference to Exhibit 10.5 to the Registration Statement)

   10.5                  Lease dated May 11, 1995 between Wildewood
                         Plaza and Key Florida Bank, F.S.B. and Addendum to Lease dated May 11, 1995 (Incorporated by reference to Exhibit 10.6 to the Registration
                         Statement)

   10.6                  Lease between Liberty National Bank and Gingerich
                         Properties Partnership (and Addenda thereto)
                         (Incorporated by reference to Exhibit 10.7 to the Registration Statement)

     21                  Subsidiaries of the Registrant

   99.1                  Consent of Varnadore, Tyler & Hawthorne, P.A.

   99.2 Key Florida Bancorp, Inc. Quarterly Report on Form 10-Q for September 30, 1996

   99.3                  Key Florida Bancorp, Inc. audited financial statements as of and for the years ended September 30, 1995 and 1994, together
                         with the Report of Varnadore, Tyler & Hawthorne, P.A. thereon.

   99.4                  Liberty National Bank audited financial statements as of and for the years ended December 31, 1995 and 1994, together
                         with the Report of Varnadore, Tyler & Hawthorne, P.A. thereon.

----------------------

* Represents a management contract or compensation plan or arrangement required to be filed as an exhibit.



ITEM 2.         DESCRIPTION OF EXHIBITS

         The description of exhibits is included in Item 1 of Part III of this registration statement and is incorporated herein by reference.

                                   SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         KEY FLORIDA BANCORP, INC.



Date:  January 10, 1997                  By:   /s/  Stephen R. Jonsson
                                            ----------------------------------
                                              Stephen R. Jonsson
                                              President and Chief Executive
                                              Officer




                                         By:   /s/  Michael L. Hogan
                                            ----------------------------------
                                              Michael L. Hogan
                                              Senior Vice President, Chief
                                              Financial Officer, and Treasurer

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                                      DESCRIPTION                                      PAGE
------                                      -----------                                      ----

   10.3 Employment Agreement dated July 30, 1996 between Liberty National Bank and Stephen R. Jonsson

     21                  Subsidiaries of the Registrant

   99.1                  Consent of Varnadore, Tyler & Hawthorne, P.A.


   99.2 Key Florida Bancorp, Inc. Quarterly Report on Form 10-Q for September 30, 1996

   99.3                  Key Florida Bancorp, Inc. audited financial statements as of and for the years ended September 30, 1995 and 1994, together with the Report of Varnadore, Tyler & Hawthorne, P.A. thereon.

   99.4                  Liberty National Bank audited financial statements as of and for the years ended December 31, 1995 and 1994, together
                         with the Report of Varnadore, Tyler & Hawthorne, P.A. thereon.